Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Among

IMS HEALTH INCORPORATED,

HEALTHCARE TECHNOLOGY HOLDINGS, INC.

and

HEALTHCARE TECHNOLOGY ACQUISITION, INC.

Dated as of November 5, 2009

TABLE OF CONTENTS

		Page

	ARTICLE I

	The Merger; Closing; Effective Time

1.1.	The Merger	1
1.2.	Closing	1
1.3.	Effective Time	3

	ARTICLE II

	Certificate of Incorporation and Bylaws of the Surviving Corporation

2.1.	The Certificate of Incorporation	3
2.2.	The Bylaws	3

	ARTICLE III

	Directors and Officers of the Surviving Corporation

3.1.	Directors	3
3.2.	Officers	3

	ARTICLE IV

	Effect of the Merger on Capital Stock; Exchange of Certificates

4.1.	Effect on Capital Stock	4
4.2.	Payment	5
4.3.	Treatment of Stock Plans	7
4.4.	Adjustments to Prevent Dilution	9

	ARTICLE V

	Representations and Warranties

5.1.	Representations and Warranties of the Company	9
5.2.	Representations and Warranties of Parent and Merger Sub	27

i

	ARTICLE VI

	Covenants

6.1.	Interim Operations	33
6.2.	Acquisition Proposals	37
6.3.	Proxy Statement	41
6.4.	Stockholders Meeting	42
6.5.	Filings; Other Actions; Notification	42
6.6.	Access and Reports	44
6.7.	Stock Exchange De-listing	45
6.8.	Publicity	45
6.9.	Employee Benefits	46
6.10.	Expenses	48
6.11.	Indemnification; Directors’ and Officers’ Insurance	48
6.12.	Takeover Statutes	50
6.13.	Parent Vote	50
6.14.	Financing	50
6.15.	Rule 16b-3	55
6.16.	Parent and Merger Sub Expenditure	55

	ARTICLE VII

	Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	55
7.2.	Conditions to Obligations of Parent and Merger Sub	56
7.3.	Conditions to Obligation of the Company	57
7.4.	Frustration of Closing Conditions	57

	ARTICLE VIII

	Termination

8.1.	Termination by Mutual Consent	57
8.2.	Termination by Either Parent or the Company	57
8.3.	Termination by the Company	58
8.4.	Termination by Parent	59
8.5.	Effect of Termination and Abandonment	59

	ARTICLE IX

	Miscellaneous and General

9.1.	Survival	62
9.2.	Modification or Amendment	62
9.3.	Waiver of Conditions	62
9.4.	Counterparts	62

ii

9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	62
9.6.	Notices	64
9.7.	Entire Agreement	65
9.8.	No Third Party Beneficiaries	66
9.9.	Obligations of Parent and of the Company	66
9.10.	Transfer Taxes	66
9.11.	Definitions	66
9.12.	Severability	66
9.13.	Interpretation; Construction	67
9.14.	Assignment	67

Annex A Defined Terms		A-1

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of November 5, 2009, among IMS Health Incorporated, a Delaware corporation (the “Company”), Healthcare Technology Holdings, Inc., a Delaware corporation (“Parent”), and Healthcare Technology Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub,” with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee of the Company Board consisting only of independent directors of the Company (the “Transaction Committee”), and the respective boards of directors of Parent and Merger Sub have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement.

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, TPG Partners V, L.P., TPG Partners VI, L.P. and CPP Investment Board Private Holdings Inc. (the “Guarantors”) are each entering into a limited guarantee in favor of the Company (the “Guarantee”) pursuant to which the Guarantors are severally guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement.

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1.          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of the Delaware General Corporation Law, as amended (the “DGCL”), and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II.  The Merger shall have the effects specified in the DGCL.

1.2.          Closing.  Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 a.m. (New York time) on the second business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.  Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature cannot be satisfied until the Closing, but subject to the fulfillment or waiver of those conditions), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any business day before or during the Marketing Period as may be specified by Parent on no less than three business days’ prior notice to the Company and (b) the final day of the Marketing Period, or such other date, time, or place as agreed to in writing by the parties hereto.  For purposes of this Agreement, (a) the term “business day” shall mean any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, (b) the term “Marketing Period” shall mean the first period of 35 consecutive days after the date of this Agreement, beginning on the later of (i) delivery of the Required Bank Information (together with the authorization letter referred to in Section 6.14(b)(viii)) and (ii) 14 days after the date of the later of the meetings with Moody’s Investor Services and Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation with respect to the debt facilities contemplated by the Debt Commitment Letter, throughout which (i) Parent shall have the Required Bank Information and (ii) the conditions set forth in Section 7.1 have been satisfied (other than conditions that by their nature can only be satisfied at Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 35-day period; provided that the days from and including November 23, 2009 to and including November 27, 2009 shall not be included in determining such 35-day requirement; provided, further, that if the Marketing Period has not ended on or prior to December 18, 2009, the Marketing Period shall commence no earlier than January 5, 2010; provided, further, that if the Company shall in good faith reasonably believe it has delivered the Required Bank Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Bank Information and, within four business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Bank Information the Company has not delivered); and provided, further, that the “Marketing Period” shall be deemed not to have commenced if, prior to the completion of such 35-day period, any of the following events shall have occurred: (i) PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Company Reports, (ii) the Company shall have publicly announced any intention to restate any material financial information included in the Required Bank Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the Company Reports have been amended or the Company has determined that no restatement shall be required, or (iii) the Company shall have been delinquent in filing any material report with the SEC required under the Exchange Act, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such delinquency is cured; and provided, further, however, that, notwithstanding any of the foregoing, if the financial statements included in the Required Bank

Information that are available to Parent and Merger Sub on the first day of any such 35-day period would be required to be updated pursuant to Rule 3-12 of Regulation S-X on any day during such 35-day period if a registration statement using such financial statements were to be filed with the SEC on such date, then a new 35-day period shall commence; it being understood and agreed that on and after February 12, 2010, the Marketing Period shall be deemed not to commence unless the Company has delivered to Parent and Merger Sub audited consolidated financial statements of the Company and its Subsidiaries as at and for the fiscal year ended on December 31, 2009 of the type otherwise required in the Required Bank Information.

1.3.          Effective Time.  As soon as practicable following the Closing, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL.  The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the office of the Secretary of State of the State of Delaware or at such later date as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and Bylaws
of the Surviving Corporation

2.1.          The Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended in its entirety to be in the form of (except with respect to the name of the Company) the certificate of incorporation of Merger Sub, until thereafter amended as provided therein or by applicable Law (subject to Section 6.11).

2.2.          The Bylaws.  At the Effective Time, the bylaws of the Surviving Corporation (the “Bylaws”) shall be amended in their entirety to be in the form of (except with respect to the name of the Company) the bylaws of Merger Sub, until thereafter amended as provided therein or by applicable Law (subject to Section 6.11).

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1.          Directors.  The parties hereto shall take, and cause to be taken, all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, shall be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2.          Officers.  The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and Bylaws.

ARTICLE IV

Effect of the Merger on Capital Stock;
Exchange of Certificates

4.1.          Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or the sole stockholder of Merger Sub:

(a)           Merger Consideration.  Except as provided in Section 4.1(d), each share (a “Share” or, collectively, the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”) issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, and in each case not held on behalf of third parties, and (ii) Shares (the “Dissenting Shares”) that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (each Share referred to in clause (i) or clause (ii) above being an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into the right to receive $22.00 in cash (the “Per Share Merger Consideration”), without interest.  Except as provided in Section 4.1(d), at the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration multiplied by the number of such Shares, without interest.

(b)           Cancellation of Excluded Shares.  Each Excluded Share referred to in Section 4.1(a)(i) or 4.1(a)(ii), by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the Record Holder of any Dissenting Shares to receive the payment to which reference is made in Section 4.2(f) with respect to such Dissenting Shares.  As used in this Article IV, the term “Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.

(c)           Merger Sub.  At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d)           Shares Owned by Subsidiaries.  Any Share owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company shall not represent the right to receive the Per Share Merger Consideration and shall, at the election of Parent, either: (i) convert into one share of a class of stock of the Surviving Corporation designated by Parent in connection with the Merger, or (ii) be treated as an Excluded Share pursuant to Sections 4.1(a) and (b) hereof.

4.2.          Payment.

(a)           Paying Agent.  At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Paying Agent”), for the benefit of the Record Holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make the aggregate payments under Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”).  If a Dissenting Stockholder effectively withdraws its demand for, or loses its, appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or lost its, appraisal rights pursuant to Section 262 of the DGCL and (ii) the Per Share Merger Consideration.  The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a) shall be promptly returned to the Surviving Corporation.  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such aggregate payments under Section 4.1(a).

(b)           Payment Procedures.

(i)            Letter of Transmittal.  Promptly (and in any event within two business days) after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Record Holder of Shares (other than Excluded Shares to the extent such Record Holder does not also hold Shares that are not Excluded Shares) a letter of transmittal for use in collecting the amount to which such Record Holder is entitled as a result of the Merger, such letter of transmittal to be in such customary form as Parent and the Company may reasonably agree.

(ii)           Payment for Shares.  Upon delivery of such letter of transmittal by any Record Holder of Shares (other than Excluded Shares), duly completed and signed in accordance with its instructions, and surrender of the Certificate (if any) that immediately prior to the Effective Time represented such Shares (or affidavit of loss in lieu thereof as provided in Section 4.2(e)), such Record Holder shall be entitled to receive a cash amount in immediately available funds equal to the number of such Shares multiplied by the Per Share Merger Consideration, and, if applicable, the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on any amount payable as provided above.  Risk of loss of and title to any Certificate will pass only upon proper delivery as provided above.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described above may be issued to the transferee if the applicable letter of transmittal is accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(iii)          Special Payment Procedures for DTC.  Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (x) if the Closing occurs at or prior to 11:30 am (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to number of Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Per Share Merger Consideration (such amount, the “DTC Payment”), and (y) if the Closing occurs after 11:30 am (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first business day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(c)           Transfers.  From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Person presents to the Surviving Corporation, Parent or Paying Agent any Certificates or any transfer instructions relating to Shares cancelled in the Merger, such Person shall be given a copy of the letter of transmittal referred to in Section 4.2(b)(i) and told to comply with the instructions in that letter of transmittal in order to receive the cash to which such Person is entitled pursuant to this Article IV.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of Shares for one year after the Effective Time shall be delivered to the Surviving Corporation.  Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration for such Shares upon compliance with the instructions in the form of letter of transmittal referred to in Section 4.2(b)(i), without any interest thereon.  Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Record Holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.  For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount equal to the number of Shares formerly represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f)            Dissenting Shares.  No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL with respect to such Dissenting Shares.  Unless and until a Dissenting Stockholder shall have effectively withdrawn or lost such Dissenting Stockholder’s right to appraisal under the DGCL with respect to Dissenting Shares, such Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares.  The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company stockholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal by Company stockholders under the DGCL.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g)           Withholding Rights.  Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable in respect of Shares cancelled in the Merger such amounts as it reasonably believes it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law.  To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Record Holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

4.3.          Treatment of Stock Plans.

(a)           Options.  Except as otherwise agreed by Parent and the holder thereof, at the Effective Time, each outstanding option to purchase Shares (a “Company Option”) granted under a Stock Plan, shall fully vest and be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three business days after the Effective Time), an amount in cash equal to the product of (x) the total number of Shares subject to the Company Option immediately prior to the Effective Time times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment.

(b)           Stock Appreciation Rights.  Except as otherwise agreed by Parent and the holder thereof, at the Effective Time, each outstanding stock appreciation right (a “Company SAR”) granted under a Stock Plan shall fully vest and be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three business days after the Effective Time), an amount in cash equal to the product of (x) the total number of Shares subject to the Company SAR immediately prior to the Effective Time times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company SAR, less applicable Taxes required to be withheld with respect to such payment.

(c)           Performance Restricted Stock Units.  At the Effective Time, each outstanding performance restricted stock unit (a “Performance RSU”) granted under a Stock Plan, shall, except as otherwise provided in Section 6.1(f) of this Agreement, fully vest and shall entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three business days after the Effective Time, an amount in cash equal to the product of (x) the total number of Shares subject to such Performance RSU immediately prior to the Effective Time assuming target levels of achievement under the respective award agreement and Stock Plans times (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(d)           Restricted Stock Units.  At the Effective Time, each outstanding restricted stock unit granted under a Stock Plan, other than the Performance RSUs, (a “RSU”) shall, except as otherwise provided in Section 6.1(e) of this Agreement, fully vest and be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three business days after the Effective Time in which case, it shall be paid in accordance with Section 4.3(e) below), an amount in cash equal to the product of (x) the total number of Shares subject to such RSU immediately prior to the Effective Time times (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(e)           Company Awards.  At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans, other than Company Options, Performance RSUs, RSUs and Company SARs (the “Company Awards”), shall fully vest and be converted into a right to receive an amount in cash equal to the product of (x) the total number of Shares subject to such Company Award immediately prior to the Effective Time (and, to the extent applicable, assuming target levels of achievement under the respective award agreement and the Stock Plan) times (y) the Per Share Merger Consideration (or, if the Company Award provides for payments to the extent the value of the Shares exceeds a specified reference price, the amount, if any, by which the Per Share Merger Consideration exceeds such reference price), less applicable Taxes required to be withheld with respect to such payment.  Payment of Company Awards shall be made in accordance with the terms of the applicable Stock Plan.

(f)            Corporate Actions.  At or prior to the Effective Time, the Company, the Company Board and the human resources committee of the Company Board, as applicable, shall adopt resolutions to implement the provisions of Sections 4.3(a)-(e).  As of the Effective Time, the Company shall take all actions necessary and appropriate to terminate all Stock Plans and to ensure that all equity and equity-based awards granted under any Stock Plan shall be cancelled or terminated and that, except as otherwise agreed by Parent and the holder of any such award, such holder shall have the right only to receive a cash payment based on the Per Share Merger Consideration and determined and calculated as provided for in this Section 4.3; it being understood that nothing in this Section 4.3(f) shall affect Section 6.9(g) of this Agreement with respect to permitting participants in the Company’s Long Term Incentive Program to earn cash awards up to the maximum amount under such program.  Provided further that, if Company Options granted under the Rules of the IMS Health Incorporated 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees (Amendments adopted by the Company on 14 July 2003) cannot be terminated in accordance with their terms at the Effective Time, the Company shall, prior to the Effective Time, take all actions reasonably required so that each such Company Option shall only entitle the holder thereof to receive an amount in cash equal to the product of (x) the total number of Shares subject to the Company Option immediately prior to the Effective Time, times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option, less applicable taxes required to be withheld with respect to such payment.

4.4.          Adjustments to Prevent Dilution.  In the event that the Company changes the number of Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

ARTICLE V

Representations and Warranties

5.1.          Representations and Warranties of the Company.  Except as set forth in the Company Reports (as defined in Section 5.1(e), but (A) excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other forward looking statements of risk that do not contain a reasonable level of detail about the risks of which the statements warn, and (B) for purposes of the representations made in subsections (f)(ii), (h) and (s) of this Section 5.1, excluding any exhibits to such Company Reports) filed with the Securities and Exchange Commission (the “SEC”) on or after January 1, 2007 (provided, that nothing disclosed in such Company Reports will be treated as a modification or qualification of the representations made in Sections 5.1(b)(i), 5.1(r), or 5.1(s)(i)(F)) and prior to the date of this Agreement or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)           Organization, Good Standing and Qualification; Subsidiaries.

(i)            Each of the Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation (with respect to jurisdictions that recognize the concept of good standing) or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, qualified, in good standing or to have such power or authority, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect (as defined below).

(ii)           The Company has made available to Parent complete and correct copies of the Company’s certificate of incorporation and by-laws, each as amended to the date of this Agreement, and each as so delivered in full force and effect.

As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; (ii) “Significant Subsidiary” has the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (iii) “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, and for purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and (iv) “Company Material Adverse Effect” means a change, event or occurrence that has a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, and no effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i)            any changes, events, occurrences or effects generally affecting (A) any industry in which the Company and its Subsidiaries operate or in which the products or services of the Company and its Subsidiaries are used or distributed or (B) the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, or

(ii)           any changes, events, occurrences or effects, arising out of, resulting from or attributable to (A) changes or prospective changes in Law, in applicable regulations of any Governmental Entity, in generally accepted accounting principles or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions, (B) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by the Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, (C) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (D) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (E) any action taken by the Company or its Subsidiaries that is required by this Agreement or taken at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement, (F) any change in the Company’s credit ratings, (G) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, (H) any decline in the market price, or change in trading volume, of any capital stock of the Company, or (I) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position;

provided, further, however, that changes, events, occurrences or effects set forth in clause (i)(A), (ii)(A), (ii)(C) and (ii)(D) above may be taken into account in determining whether there has been or is a Company Material Adverse Effect to the extent such changes, events, occurrences or effects have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate; provided, further, however, that the exceptions in clauses (ii)(F), (ii)(H) and (ii)(I) above shall not prevent or otherwise affect a determination that the underlying cause of any decline, change or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (i) and clauses (ii)(A) through (I) above) is a Company Material Adverse Effect.

(b)           Capital Structure.

(i)            The authorized capital stock of the Company consists of (A) 800,000,000 shares of Common Stock, (B) 10,000,000 shares of series common stock, par value $0.01 per share (the “Series Common Stock”), and (C) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).  As of the close of business on September 30, 2009, (A) 182,441,209 shares of Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive rights, (B) no shares of Series Common Stock were outstanding or reserved for issuance, (C) no shares of Preferred Stock were outstanding and 500,000 shares of Preferred Stock were reserved for issuance, (D) 152,604,181 shares of Common Stock were held by the Company in its treasury, (E) 11,564,375 shares of Common Stock were reserved for issuance pursuant to outstanding Company Options and Company SARs under the Stock Plans, (F) 5,079,234 RSUs were credited to participants under their accounts under the Stock Plans, including RSUs attributable to the cash-denominated awards to be issued under the Company Performance Restricted Stock Incentive Plan (“PERS awards”) with respect to 2009 and awards under the Company Long-Term Incentive Program and (G) 35,863 deferred share units were credited to participants under their accounts under the Stock Plans.  Other than 28,965,099 Shares reserved for issuance under the Stock Plans, the Company has no Shares reserved for issuance.  Section 5.1(b)(i) of the Company Disclosure Schedule

contains a correct and complete list, as of September 30, 2009, of Company Options, Performance RSUs, RSUs, Company SARs and other Company Awards issued under the Stock Plans, including the type of award (in the case of Company Awards), holder, date of grant, number of Shares and, where applicable, exercise price. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is or, in the case of those Subsidiaries of the Company that are not Significant Subsidiaries, for such failures that do not have and would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares (or a nominal amount of shares held pursuant to similar requirements in various jurisdictions), owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim, option to purchase or otherwise acquire any interest or other encumbrance except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable securities Laws (each, a “Lien”).  Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Significant Subsidiaries to issue or sell or make payments based on the value of any shares of capital stock or other equity securities of the Company or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Significant Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.  Since September 30, 2009, except as set forth in this paragraph, the Company has not (1) issued any securities, other than or pursuant to (A) Company Options, Performance RSUs, RSUs, Company SARs and other Company Awards referred to above, that were outstanding as of September 30, 2009, (B) the Employee Stock Purchase Plan and (C) distribution of deferred shares, referred to above, or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of its Capital Stock.  For purposes of this Agreement, “Stock Plans” mean the 1998 Employees’ Stock Incentive Plan, the 2000 Stock Incentive Plan, the 1998 Non-Employees Directors’ Stock Incentive Plan, the Non-Employee Director’s Deferred Compensation Plan, the 1998 Employees’ Stock Purchase Plan, Rules of the IMS Health Incorporated 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees (Amendments adopted by the Company on 14 July 2003; Approved by the Inland Revenue on 7 August 2003) and Rules of the 1998 IMS Health Employees’ Stock Incentive Plan for the Grant of Restricted Stock Units to Participants in France (Effective as of August 8, 2007).

(ii)           Section 5.1(b)(ii) of the Company Disclosure Schedule sets forth (x) a list of all Subsidiaries of the Company that are not, directly or indirectly, wholly-owned, beneficially and of record, by the Company (except for directors’ qualifying shares or a nominal amount of shares held pursuant to similar requirements in various jurisdictions), and the ownership percentage of each such Subsidiary owned by the Company and/or any of its Subsidiaries and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company.

(iii)          Each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) has an exercise price per share of Common Stock equal to or greater than the fair market value of a share of Common Stock on the date of such grant, (C) has a grant date identical to the date on which the Company Board or human resources committee actually awarded such Company Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Reports, respectively.

(c)           Corporate Authority and Approval.

(i)            The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to, assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.2(k) are true and correct, adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”).  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)           Each of the Transaction Committee and the Company Board has unanimously determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and the Company Board has approved this Agreement and the Merger and the other transactions contemplated hereby and has resolved, subject to Section 6.2, to recommend adoption of this Agreement to the holders of Shares (such recommendation, including the recommendation of the Transaction Committee, the “Company Recommendation”).  The Company Board has directed that this Agreement be submitted to the holders of Shares for their adoption.  Assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.2(k) are true and correct, the only vote of the stockholders of the Company required to adopt this Agreement and approve the transactions contemplated hereby is the Requisite Company Vote.

(d)           No Conflict; Required Filings and Consents.

(i)            The execution, delivery and performance of this Agreement by the Company does not and will not:  (A) conflict with or violate the certificate of incorporation or by-laws of the Company; (B) conflict with or violate the certificate of incorporation, by-laws or comparable governing documents of any of the Subsidiaries of the Company except, in the case of those Subsidiaries of the Company that are not Significant Subsidiaries, as does not have and would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect or (C) assuming that the Requisite Company Vote is obtained and all consents, approvals, authorizations, declarations and permits contemplated by clauses (A) through (H) of subsection (ii) below have been obtained, and all filings described in such clauses have been made, result in any breach or violation of, or constitute a default (or an event which with or without notice, lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any breach or violation of, a termination or right of termination, acceleration or other alteration in the rights under, any material note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or obligation not otherwise terminable by either party on 90 days’ or less notice (each a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound or any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (C) above, for any such conflict, violation, breach, termination, default, acceleration, loss, alteration or other occurrence that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(ii)           The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), except for: (A) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder; (B) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder; (C) the applicable requirements of the New York Stock Exchange (the “NYSE”); (D) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; (E) the filing with the European Commission of a merger notification in accordance with Council Regulation (EC) 139/2004, the E.C. Merger Regulation (the “ECMR”); (F) the applicable requirements of the competent authority of any member state of the European Union to which any of the transactions contemplated by this Agreement is referred pursuant to Article 9 of the ECMR, (G) the applicable requirements of antitrust, competition or other similar Laws, rules, regulations and judicial doctrines of jurisdictions other than the United States (collectively, “Foreign Antitrust Laws”); and (H) any such consent, approval, authorization, declaration, permit, action, filing or notification the failure of which to make or obtain, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(e)           Company Reports; Financial Statements.

(i)            The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act from January 1, 2007 (the “Applicable Date”)  (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”).  Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports, including any applicable accounting requirements.  As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  As of the date of this Agreement, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.

(ii)           Since the Applicable Date, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the NYSE.

(iii)          Except as has not had, and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (A) the Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (B) the Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (1) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge (as defined below) of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(iv)          Each of the condensed consolidated statements of financial position included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the condensed consolidated financial position of the Company and its Subsidiaries as of its date and each of the condensed consolidated statements of income and condensed consolidated statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the net income and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(f)            Absence of Certain Changes.

(i)            Since December 31, 2008, the Company and its Subsidiaries have conducted their respective businesses in all material respects only, and have not engaged in any material transaction other than, in accordance with the ordinary course of these businesses consistent with past practice, except in connection with this Agreement and the transactions contemplated herein.

(ii)           Since December 31, 2008, there has not occurred any Company Material Adverse Effect or any changes, events, circumstances or developments that would reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)           Litigation; Liabilities.

(i)            There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, in each case that would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement.  None of the Company or any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries, which, individually or in the aggregate, would reasonably be likely to have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.  The term “Knowledge” when used in this Agreement with respect to the Company shall mean the actual knowledge of those persons set forth in Section 5.1(g) of the Company Disclosure Schedule.

(ii)           Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a condensed consolidated statement of financial position of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (A) set forth or reflected or reserved against in the Company’s condensed consolidated statements of financial position as of December 31, 2008 or September 30, 2009, including the notes thereto, included in the Company Reports, (B) incurred in the ordinary course of business since December 31, 2008, (C) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, or (D) that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(h)           Employee Benefits.  (i)  All material benefit and compensation plans, contracts, policies, programs, arrangements or agreements covering current or former employees of the Company and its Subsidiaries (the “Employees”) and current or former directors of the Company and its Subsidiaries or under or with respect to which the Company or its Subsidiaries has any liability including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, retirement or post-retirement, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans and forms of employment, consulting or other individual agreements (or to the extent that no such forms of agreement exists or that individual agreements deviate from such form, individual employment, consulting and other agreements) (collectively, the “Benefit Plans”), other than Benefit Plans that are mandatory under applicable Law or Benefit Plans that are maintained outside of the United States primarily for the benefit of Employees working outside of the United States (such plans hereinafter being referred to collectively as “Non-U.S. Benefit Plans”), are listed on Section 5.1(h)(i) of the Company Disclosure Schedule, and each Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service National Office or a favorable determination letter as to its qualification status has been separately identified.  The Company has made available to Parent a true and complete copy of the most recent determination letter received with respect to each such Benefit Plan.  True and complete copies of all Benefit Plans listed on Section 5.1(h)(i) of the Company Disclosure Schedule have been made available to Parent.

(ii)      To the Knowledge of the Company, each Benefit Plan, other than Non-U.S. Benefit Plans, (collectively, “U.S. Benefit Plans”) is in material compliance with its terms and with ERISA, the Code and other applicable Laws.  Each U.S. Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) or has applied to the IRS for such favorable determination letter under Section 401(b) of the Code within the applicable remedial amendment period, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such ERISA Plan under Section 401(a) of the Code.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(iii)     No U.S. Benefit Plan is a “Multiemployer Plan” (as defined in Section 4001(a)(3) of ERISA) and neither the Company, any of its subsidiaries nor any member of their “ERISA Affiliates” (as defined below) has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan that would reasonably be likely to have a Company Material Adverse Effect.

(iv)     Neither the Company nor any of its Subsidiaries has or is reasonably expected to incur any material liability under Subtitle C or D of Title IV of ERISA (as defined below) with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”).

(v)      As of the date hereof, there is no material pending or, to the Knowledge of the Company threatened, litigation relating to the Benefit Plans, other than routine claims for benefits.  Neither the Company nor any of its Subsidiaries has any material obligations for retiree health and life benefits under any Benefit Plan.

(vi)     Neither the execution of this Agreement, the approval of the Merger by the stockholders of the Company nor the consummation of the transactions contemplated hereby (whether alone or in connection with any subsequent event (s)) will (A) entitle any Employee to severance pay or any material increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (C) limit or restrict the right of the Company to merge, amend or terminate any of the Benefit Plans, or (D) shall constitute a triggering event under any Benefit Plan which would result in any material payment which would constitute an “excess parachute payment” (as such term is defined in Code Section 280G(b)(1)) to any present or former employee, director, agent, consultant or independent contractor of the Company or any of its Subsidiaries.  Section 5.1(h)(vi) of the Company Disclosure Schedule sets forth a good faith estimate of the amount of (by Benefit Plan, type of agreement or type of payment) contributions required to be made as a result of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the transactions contemplated by this Agreement into any rabbi trust.

(vii)    To the Knowledge of the Company, neither the trustees of any Foreign Pension Plan (as defined below) located in the United Kingdom nor The Pensions Regulator (as defined in the Pensions Act of 2004, as amended, the “The Pensions Regulator”) have initiated any contribution notice or other proceeding, or asserted any rights to a financial support direction or notified the Company of its intent to issue a contribution notice or financial support direction or renegotiate an existing funding agreement with respect to such Foreign Pension Plan, and, to the Knowledge of the Company, there are no disputes and no reason to believe that agreement will not be reached on a mutually acceptable basis between the trustees and the Company in relation to any schedule of contributions, recovery plan or statement of funding principles in relation to any actuarial valuation which may currently be under consideration without recourse to the Pensions Regulator.  For purposes of this Agreement, “Foreign Pension Plan” means a Benefit Plan that is a defined benefit pension plan with respect to employees located outside of the United States.

(viii)   With respect to each Foreign Pension Plan, (A) if required to be funded, the assets of each such Foreign Pension Plan are sufficient under applicable local Law to provide for the payment of such benefits in full, or (B) if not required to be funded, the book reserves (determined in accordance with GAAP) are sufficient to provide for the payment of benefits, except, in each case, as would not be reasonably expected to have a Company Material Adverse Effect.  With respect to any Foreign Pension Plan, the consummation of the transactions contemplated by this Agreement will not give rise to a material liability or obligation to the Company or its Subsidiaries to make any contributions to such Foreign Pension Plan or otherwise increase or accelerate any material liabilities under any such plan or, to the Knowledge of the Company, be likely to cause the trustees of any such Foreign Pension Plan to materially change or alter their investment policy.

(ix)     Each Non-U.S. Benefit Plan complies in all material respects with applicable Law.  All material Non-U.S. Benefit Plans are listed on Schedule 5.1(h)(ix) of the Company Disclosure Schedule.

(x)      The Company has provided Parent copies of all material written terms of each collective bargaining, works council or other labor union contract to which the Company or any of its Subsidiaries is a party related to employees located in the United States, the United Kingdom or Germany that contain notice or consent requirements in connection with the transactions contemplated by this Agreement.  Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement); (ii) to the Knowledge of the Company, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries; (iii) no Collective Bargaining Agreement is being negotiated by the Company or, to the Knowledge of the Company, any of its Subsidiaries; (iv) as of the date hereof, there is no strike, lockout, slowdown, or work stoppage in the United States against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any of its Subsidiaries; (v) there is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity and (vi) the Company has complied with all Laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees) and other

Laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements.

(i)            Compliance.

(i)            The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity, including the Sarbanes-Oxley Act, the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated under Title II, Subtitle F - Administrative Simplification thereof (“HIPAA”) and the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (“FCPA”) and, where applicable, any anti-bribery / corruption legislation enacted by the Governmental Entity of a jurisdiction in which the Company or any of its Subsidiaries currently has material operations (“Anti-Bribery Act”) (collectively, “Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. The Company and its Subsidiaries each has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(ii)           Without limiting the generality of the foregoing, except as would not,  individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Company: (A) does not itself and does not permit or assist any third party to violate the rights of any person or entity, or the contractual obligations of the Company or any Subsidiary, with respect to confidential, personally identifiable or personal health information, including all rights (x) provided under applicable U.S., state and foreign Laws (including HIPAA), and (y) under contractual agreements and policies binding upon the Company or a Subsidiary and (z) that relate to the obtaining, storing, using or transmitting of confidential, personally identifiable, prescriber identifiable or personal health information of any type (collectively, (x), (y), and (z), “Privacy Rights”); and (B) has implemented reasonable technical, physical, and administrative safeguards necessary to protect the privacy, confidentiality, integrity and security of its software, databases, systems, networks and Internet sites and all information stored or contained therein or transmitted thereby from unauthorized or improper use, access or disclosure.  There have been no breaches of either the data privacy policies or the system and data security policies of the Company or any Subsidiary and the Company has not experienced any data breach that would violate the Privacy Rights of any Person or any Laws, except, in each case, for those which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(iii)          Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect, (A) none of the Company, its Subsidiaries or their respective employees and representatives have (1) used any corporate, Company (and/or Subsidiary) funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (2) made any direct or indirect unlawful payment to any foreign or domestic government employee or official from corporate funds; or (3) violated any provision of the FCPA or any Anti-Bribery Acts; (B) the Company and its Subsidiaries make and keep books, records, and accounts that accurately and fairly reflect transactions and the distribution of the Company’s and the Subsidiaries’ assets, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are taken in accordance with management’s directives and are properly recorded, in each case in accordance with the FCPA; and (C) the Company and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the FCPA and / or any Anti-Bribery Acts will be prevented, detected and deterred.

(j)            Rights Agreement; Takeover Statutes.

(i)            The Company does not have any outstanding rights under the Rights Agreement between the Company and First Chicago Trust Company of New York dated June 15, 1998, as amended, or any similar rights or “poison pills” other than any such rights or “poison pills” that provide for expiration of such rights (without payment of any consideration by the Company, any Company Subsidiary, Parent or Merger Sub) immediately prior to the Effective Time.

(ii)           No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) (“Takeover Statutes”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated hereby.  Assuming the accuracy of the representations and warranties set forth in Section 5.2(k), the approval of this Agreement by the Company Board constitutes approval of this Agreement and the Merger for purposes of Section 203 of the DGCL.

(k)           Environmental Matters.

(i)            Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect:  (A) the Company and its Subsidiaries are in compliance with applicable Environmental Laws; (B) to the Knowledge of the Company, the Company and its Subsidiaries possess all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Laws for the operation of the business as presently conducted; (C) neither the Company nor any Subsidiary has received any written claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law during the two years preceding the date of this Agreement; and (D) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any Subsidiary with any Environmental Law.

(ii)           Notwithstanding any other representation or warranty in Article V of this Agreement, the representations and warranties contained in this Section 5.1(k), the second sentence of Section 5.1(e)(i), and Section 5.1(e)(iv) constitute the sole representations and warranties of the Company relating to any Environmental Law or Hazardous Substance.

As used herein, the term “Environmental Law” means any applicable law, regulation, code, license, permit, order, judgment, decree or injunction from any Governmental Entity (A) concerning the protection of the environment, (including air, water, soil and natural resources) or (B) the use, storage, handling, release or disposal of Hazardous Substances, in each case as presently in effect.

As used herein, the term “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law including petroleum and any derivative or by-products thereof.

(l)            Taxes.  (i)  The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are correct, complete and accurate, except in each case where such failures to so prepare or file Tax Returns, or the failure of such filed Tax Returns to be correct, complete and accurate individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect; (B) have timely paid all Taxes that are required to be paid or withheld and paid over to the appropriate Tax authority all Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except where such failure to so pay, withhold or remit, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect; and (C) have not waived any statute of limitations with respect to any material amount of Taxes or agreed to any extension of time with respect to any material amount of Tax assessment or deficiency.

(ii)           As of the date hereof, there are not pending or, to the Knowledge of the Company, threatened in writing, any audits (or other similar proceedings initiated by a Governmental Entity) in respect of Taxes or Tax matters to which the Company is a party, which (if determined adversely) would reasonably be likely to have a Company Material Adverse Effect.  No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the Company Reports. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2008, 2007, and 2006.

(iii)          Neither the Company nor any of its Subsidiaries has made any compensatory payments or has been or is a party to any compensatory agreement, contract, arrangement, or plan that provides for material compensatory payments in 2008 or 2009 that were not deductible or could reasonably be expected to be nondeductible under Code section 162(m). The Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was intended to be governed by Section 355 of the Code.  Neither the Company nor any of its Subsidiaries has entered into any transaction defined under Sections 1.6011-4(b)(2), -4(b)(3) or -4(b)(4) of the Treasury Regulations promulgated under the Code.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, escheat obligation, ad valorem, property, withholding, excise, production, value added, transfer, license, estimated, occupancy and other taxes, duties, fees, charges or other assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, claims for refund, statements, estimates information returns and other similar documents) required to be supplied to a Tax authority relating to Taxes, including any amendment thereof.

(m)          Intellectual Property.

(i)            Section 5.1(m)(i) of the Company Disclosure Schedule sets forth a list of all material patents, patent applications, registered copyrights, registered marks (including trademarks and service marks, to the extent registered), applications to register marks and registered domain names, in each case that are owned or purported to be owned by the Company and its Subsidiaries (collectively, the “Registered Intellectual Property”).  The Company or a Subsidiary is the sole and exclusive owner of the Registered Intellectual Property, and the Registered Intellectual Property is not subject to any Lien other than Permitted Liens.  To the Knowledge of the Company, each item of Registered Intellectual Property is valid and enforceable, and is not being misappropriated, violated, or infringed by any third party in a manner that would have a Company Material Adverse Effect.

(ii)           Except as would not have a Company Material Adverse Effect: (A) the Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property”); (B) no claims are pending or, to the Knowledge of the Company, threatened, alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property; (C) the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person; and (D) the Company and/or its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve any Intellectual Property owned by the Company or its Subsidiaries, including requiring, through signed written agreement or binding employment policy, all persons who receive trade secret or confidential or proprietary data or information of the Company or a Subsidiary not to disclose such trade secrets, data or information to any third party, and not to use such trade secrets, data or information for any purpose other than the purposes of the Company and its Subsidiaries.

As used in this Agreement, the term “Intellectual Property” means all intellectual property rights of any type or nature recognized by law, however, denominated, throughout the world, including, without limitation, such intellectual property rights in trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, the goodwill in any of the foregoing; works of authorship, registered and unregistered copyrights, software, data, databases; technology, inventions, trade secrets, patents and patent applications; and rights of privacy and publicity.

(n)           Insurance.  All material insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to such Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

(o)           Opinion of Financial Advisors; Brokers.

(i)            Foros Securities LLC and Lazard Frères & Co. LLC have each delivered to the Transaction Committee and Deutsche Bank Securities Inc. has delivered to the Company Board, in each case, its written opinion that, as of the date thereof, subject to the various assumptions and qualifications set forth therein, the Per Share Merger Consideration to be received by holders (other than Parent and its Affiliates) of Shares is fair, from a financial point of view, to such holders.

(ii)           No broker, finder, financial advisor or investment banker (other than Deutsche Bank Securities Inc., Lazard Frères & Co. LLC and Foros Securities LLC) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Subsidiaries.

(p)           Properties.

(i)            Except in any such case as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Company or its applicable Subsidiary has good and valid title to each parcel of real property and all personal property purported to be owned by the Company or any of its Subsidiaries, free and clear of all Liens, other than Permitted Liens.

(ii)           Except in any such case as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Company or its applicable Subsidiary holds good and valid leasehold interests in the real property and personal property purported to be leased or subleased by the Company or any of its Subsidiaries, free and clear of all Liens, other than Permitted Liens, and (A) all leases under which the Company or any of its Subsidiaries lease any real property are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and (B) there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries.

As used in this Agreement the term “Permitted Liens” means: (A) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property (provided that such liens and restrictions were incurred prior to the date hereof and do not, individually or in the aggregate, materially interfere with the use of such real property or the Company’s or its Subsidiaries’ operation of their respective businesses as currently operated or otherwise materially and adversely impair the Company’s current business operations at such location); (B) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice; (C) Liens imposed by Law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens, in each case incurred in the ordinary course of business consistent with past practice for sums not yet due or being contested in good faith by appropriate proceedings; (D) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings; (E) encumbrances that do not materially impair the ownership or use of the assets to which they relate; (F) gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records; (G) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries; and (H) Liens set forth on Section 5.1(p) of the Company Disclosure Schedule, with respect to the Indebtedness of the Company or its Subsidiaries in existence as of the date hereof, in each case as security for such Indebtedness and so long as there is no default under such Indebtedness.

(q)           Affiliate Transactions.  To the Knowledge of the Company and as of the date of this Agreement, since the Applicable Date, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Company Reports filed prior to the date hereof.

(r)            Swap Agreements.  As of September 30, 2009, the Company and its wholly-owned Subsidiaries had assets of $528,181,725 and liabilities of $542,834,668 in outstanding foreign exchange forward Contracts (valued on a mark-to-market basis).

(s)           Contracts.

(i)            Except as set forth in Section 5.1(s) of the Company Disclosure Schedule, as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any: (A) Contract required to be filed by the Company with the SEC pursuant to Item 601(b) (10) of Regulation S-K under the Securities Act; (B) Contract with respect to partnerships or joint ventures; (C) Contract containing covenants of the Company or any of its Subsidiaries purporting to limit in any material respect any line of business, any type of produce or service, and channel of distribution, or field of commercial endeavor or geographical area in which or with regard to which the Company or its Subsidiaries may operate or granting material exclusive rights to the counterparty thereto; (D) Contract that, individually or in the aggregate with other Contracts, would or would reasonably be likely to prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement or that would accelerate payment obligations, performance deadlines, or modify or accelerate any other material obligation due to the Merger or other transactions contemplated by this Agreement; (E) Collective Bargaining Agreement or similar agreement; (F) Contract pursuant to which the Company or any of its Subsidiaries has any Indebtedness in an amount in excess of $30 million outstanding (other than intercompany indebtedness); (G) Contract licensing or otherwise specifically concerning Intellectual Property (except for non-exclusive, commercially available, off-the-shelf software programs for which the Company and its Subsidiaries, taken as a whole, pay an annual fee of less than $10 million) that is material to the business of the Company and its Subsidiaries, taken as a whole; (H) Contract that accounted for aggregate revenue to the Company or any of its Subsidiaries of (1) more than $50 million during the Company’s 2008 fiscal year or (2) more than $37.5 million during the first nine months of the Company’s 2009 fiscal year; (I) Contract (or series of related Contracts) entered into after the Applicable Date that involves the acquisition from another person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another Person for aggregate consideration under such Contract (or series of related Contracts) in excess of $20 million (other than acquisitions or dispositions of inventory in the ordinary course of business); (J) Contract (or series of related Contracts) with any agency or department of the United States federal government for the purchase of goods and/or services from the Company or any of its Subsidiaries which would reasonably be expected to result in payments to the Company or any of its Subsidiaries in excess of $10 million; (K) Contract that relates to an acquisition, divestiture, merger, license or similar transaction and contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually, could reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $15 million; or (L) Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibits the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibits the issuance of guarantees by any wholly owned Subsidiary of the Company.  Each such Contract described in clauses (A)-(L) above is referred to herein as a “Material Contract”.  “Indebtedness” means: (A) indebtedness for borrowed money or for the deferred purchase price of property or services (but excluding trade payables and receivables in the ordinary course of business consistent with past practice), including indebtedness evidenced by a note, bond, debenture or similar instrument; (B) obligations to pay rent or other amounts under any lease of real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet under GAAP; (C) obligations in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person; (D) liabilities under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or arrangements; and (E) any guarantee of any such obligations described in clauses (A) through (D) of this definition.

(ii)           Each of the Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had, and will not have a Company Material Adverse Effect. There is no default under any Material Contract either by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with notice or lapse of time or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto, in each case except as, individually or in the aggregate, have not had, and would not reasonably be likely to have, a Company Material Adverse Effect.  Complete and correct copies of each Material Contract have been delivered or made available to Parent prior to the date hereof.

5.2.          Representations and Warranties of Parent and Merger Sub.  Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a)           Organization, Good Standing and Qualification.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently conducted and is qualified to do business and is in good standing as a foreign corporation (with respect to jurisdictions that recognize the concept of good standing) or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, qualified, in good standing or to have such power or authority would not, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.  Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, by-laws or comparable governing documents, each as amended to the date of this Agreement.

(b)           Corporate Authority and Approval.  No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby.  Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub (the “Requisite Parent Vote”), which will occur immediately following the execution of this Agreement, and to consummate the Merger.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of, Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)           No Conflict; Required Filings and Consents.

(i)            The execution, delivery and performance of this Agreement by Parent and Merger Sub does not and will not:  (A) conflict with or violate the certificate of incorporation or by-laws or comparable governing documents of Parent or Merger Sub; or (B) assuming that all consents, approvals, authorizations, declarations and permits contemplated by clauses (A) through (H) of subsection (ii) below have been obtained, and all filings described in such clauses have been made, result in any breach or violation of or constitute a default (or an event which with or without notice, lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any breach or violation of, a termination or right of termination, acceleration or other alteration in the rights under, any material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties are bound or any Law to which Parent or Merger Sub is subject, except, in the case of clause (B) above, for any such conflict, violation, breach, termination, default, acceleration, loss, alteration or other occurrence that would not, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(ii)           The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby by Parent and Merger Sub do not and will not require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any Governmental Entity, except for: (A) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder; (B) the applicable requirements of the HSR Act, and the rules and regulations promulgated thereunder; (C) the applicable requirements of the NYSE; (D) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; (E) the filing with the European Commission of a merger notification in accordance with the ECMR; (F) the applicable requirements of the competent authority of any member state of the European Union to which any of the transactions contemplated by this Agreement is referred pursuant to Article 9 of the ECMR, (G) the applicable requirements of any Foreign Antitrust Laws; and (H) any such consent, approval, authorization, declaration, permit, action, filing or notification the failure of which to make or obtain, would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(d)           Litigation.  As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be likely to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

(e)           Financing.

(i)            Assuming the accuracy of the representations and warranties set forth in Section 5.1(b)(i) and performance by the Company of its obligations under this Agreement, the amount of funds contemplated to be provided pursuant to the Financing Letters (as defined below), together with Company cash and cash equivalents, are expected to be sufficient, if funded, to (A) pay the aggregate Per Share Merger Consideration and any other repayment or refinancing of Indebtedness contemplated by this Agreement or the Financing Letters, (B) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Financing, and (C) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder.

(ii)           Parent has delivered to the Company a true, complete and correct copy of (A) the executed commitment letter, dated as of the date hereof, among Parent, Merger Sub, TPG Partners V, L.P., TPG Partners VI, L.P. and CPP Investment Board Private Holdings Inc. (the “Equity Financing Letter”), pursuant to which investors party thereto have committed, subject to the terms thereof, to invest the cash amounts set forth therein (the “Equity Financing”) and (B) the executed commitment letter, dated as of the date hereof, among Parent, Merger Sub and Goldman Sachs Credit Partners L.P., Goldman Sachs Lending Partners LLC and GSLP I Offshore Holdings Fund A, L.P., GSLP I Offshore Holdings Fund B, L.P., GSLP I Offshore Holdings Fund C, L.P. and GSLP I Onshore Holdings Fund, L.L.C. (the “Debt Commitment Letter” and, together with the Equity Financing Letter, the “Financing Letters”), pursuant to which the lenders party thereto have committed, subject to the terms thereof, to lend the amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”).

(iii)          The Financing Letters are (A) legal, valid and binding obligations of Parent and Merger Sub, as applicable, and, to the knowledge of Parent, each of the other parties thereto and (B) enforceable in accordance with their respective terms against Parent and Merger Sub, as applicable, and, to the knowledge of Parent, each of the other parties thereto, in each case except as such enforceability may be limited by the Bankruptcy and Equity Exception.  Prior to the date hereof, none of the Financing Letters has been amended or modified, and as of the date hereof the respective obligations and commitments contained in the Financing Letters have not been withdrawn or rescinded in any respect.  As of the date hereof, the Financing Letters are in full force and effect.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Financing Letters.  Assuming the accuracy of the representations and warranties set forth in Section 5.1 in all material respects, as of the date hereof, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub, as applicable, or to the knowledge of Parent, any other parties thereto, under the Financing Letters.  Assuming the accuracy of the representations and warranties set forth in Section 5.1(b) in all material respects and the performance by the Company of its obligations under this Agreement, as of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated in the Financing Letters will not be satisfied or that the Financing will not be made available to Parent and Merger Sub at or prior to the Effective Time.  Except as set forth on Section 5.2(e) of the Parent Disclosure Schedule (the “scheduled documents”) and except for fee letters with respect to fees and related arrangements with respect to the Debt Financing, of which Parent has delivered a true, correct and complete copy to the Company prior to the date hereof (other than the scheduled documents and other than with respect to fee and other information in the form submitted to the Company on the date of this Agreement, but which scheduled documents, fee and other information do not relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Debt Financing), as of the date hereof there are no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Letters and delivered to the Company prior to the date hereof.  As of the date hereof, Parent and Merger Sub have fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Letters.

(f)            Capitalization of Merger Sub.  The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent.  Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(g)           Brokers.  No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.

(h)           Solvency.  Assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the transactions contemplated by this Agreement, including the Financing and the payment of the aggregate Per Share Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement or the Financing Letters, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.  For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

(i)            Guarantees.  Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Guarantees.

(j)            Absence of Certain Agreements.  As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal.  As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement or arrangement (in each case, whether oral or written), or committed to enter into any agreement or arrangement (in each case, whether oral or written), with respect to the compensation or equity arrangements for any current employee of the Company or any of its Subsidiaries following the Effective Time.

(k)           Section 203 of the DGCL.  As of the date hereof, neither Parent nor Merger Sub nor any of their “affiliates” or “associates” is, and at no time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the

DGCL, and neither Parent nor Merger Sub “owns” any shares of capital stock of the Company as defined in Section 203 of the DGCL.

(l)            No Other Company Representations or Warranties.  Except for the representations and warranties set forth in Section 5.1, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub.  Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives, or the use by Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives, including without limitation in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement.

(m)          Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, with respect thereto.  Accordingly, Parent and Merger Sub hereby acknowledge that, except as otherwise set forth in this Agreement, none of the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE VI

Covenants

6.1.          Interim Operations.

(a)           The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned)), and except as otherwise expressly contemplated by this Agreement or required by applicable Laws, the Company and its Subsidiaries shall cause the business of it and its Subsidiaries to be conducted in the ordinary course consistent with past practice and, to the extent consistent therewith, it and its Significant Subsidiaries shall use their respective reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates.  Without limiting the generality of the foregoing, and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise contemplated or specifically permitted by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned), (C) as is reasonably responsive to a requirement of applicable Law or any Governmental Entity or (D) as set forth in Section 6.1 of the Company Disclosure Schedule, the Company will not and will not permit its Subsidiaries to:

(i)            adopt any change in its certificate of incorporation or bylaws or other applicable governing instruments;

(ii)           merge or consolidate the Company or any of its Subsidiaries with any other Person;

(iii)          make any acquisition of assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $30 million in any transaction or series of related transactions, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement;

(iv)          issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than (A) the issuance of Shares upon the settlement of performance units, restricted stock awards and other awards under the Stock Plans (and dividend equivalents thereon, if applicable) or (B) the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v)           make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $30 million in the aggregate;

(vi)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except (A) regular quarterly dividends paid to holders of Shares in the ordinary course consistent with past practice (including with respect to the record dates for such dividends) in an amount not to exceed $0.03 per Share, and (B) dividends paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(vii)         reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any Shares tendered by current or former employees or directors in order to pay Taxes in connection with the settlement of performance units, restricted stock awards and other awards under the Stock Plans and other than in connection with a customary cashless exercise of Company Options);

(viii)        (A) incur, issue, modify, renew, syndicate or refinance any Indebtedness (other than any letters of credit issued in the ordinary course of business, the refinancing of any existing Indebtedness of the Company in the ordinary course of business (provided that such refinancing Indebtedness so incurred must be voluntarily prepayable without premium, penalties or other costs in excess of $2 million in the aggregate) and any Contracts relating to interest rate protection, swap agreements and collar agreements entered into in the ordinary course of business; provided, that the Company shall consult in good faith with Parent prior to entering into, amending or otherwise modifying, or agreeing in principle to, any Contract relating to or reflecting any hedging arrangement that is material for the Company and its Subsidiaries taken as a whole) having an outstanding principal amount in excess of (1) $5 million per individual incurrence or (2) $50 million in the aggregate, provided that, in each case, any Indebtedness so incurred must be voluntarily prepayable without premium, penalties or other costs or (B) enter into any swap transaction other than in the ordinary course of business consistent with past practice; provided, that the Company shall consult in good faith with Parent prior to entering into, amending or otherwise modifying, or agreeing in principle to, any Contract relating to or reflecting any hedging arrangement that is material for the Company and its Subsidiaries taken as a whole;

(ix)           except as set forth in the capital budgets set forth in Section 6.1(a)(ix) of the Company Disclosure Schedule in the ordinary course of business consistent with past practice or for expenditures related to operational emergencies, make or authorize any capital expenditure in excess of $50 million in the aggregate;

(x)            make any material changes with respect to financial or Tax accounting policies or procedures, except as required by applicable Law or by changes in GAAP;

(xi)           settle any litigation or other proceedings before a Governmental Entity (other than with respect to any Tax audits, litigation or proceedings) for an amount in excess of $10 million individually or $30 million in the aggregate;

(xii)          other than in the ordinary course of business consistent with past practice or except to the extent required by Law, make any material Tax election;

(xiii)         except in the ordinary course of business, enter into any settlement, compromise or closing agreement with respect to any material Tax liability or Tax refund, file any amended Tax Return with respect to any material Tax, or waive or extend the statute of limitations in respect of material Taxes;

(xiv)        transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material amount of assets, product lines or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, other than pursuant to Contracts in force on the date of this Agreement, transactions solely among the Company and/or its wholly-owned Subsidiaries that would not result in a material increase in the Tax liability of the Company and its Subsidiaries or in the ordinary course of business and other than pursuant to Contracts in effect prior to the date of this Agreement;

(xv)         except as required pursuant to agreements in effect prior to the date of this Agreement or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any director or employee of the Company or any of its Subsidiaries except with respect those employees who are not executive officers of the Company or any Subsidiary of the Company in the ordinary course of business consistent with past practice, (B) increase the compensation to any director or employee of the Company or any of its Subsidiaries in excess of the 2010 amounts budgeted with respect thereto on the date hereof and otherwise in the ordinary course of business consistent with past practice, (C) establish, adopt, terminate or materially amend any Benefit Plan (other than routine changes to welfare plans) or any plan, program, arrangement, policy or agreement that would be a Benefit Plan if it were in existence on the date hereof or (D) grant any equity or equity-based awards, except that (1) the Company may grant time-based restricted stock units in respect of no more than 1,227,270 Shares to employees of the Company and its Subsidiaries, other than those employees who are eligible to receive grants under the Company’s Long-Term Incentive Program on the date hereof (such employees, the “LTIP Eligible Employees”), in the ordinary course of business and consistent with past practices with respect to the allocation of awards and otherwise subject to the terms of Section 6.1(e) below, (2) the Company may grant performance-based restricted stock unit awards in respect of no more than 590,909 shares under the Company’s Long Term Incentive Program with respect to the 2010-2011 performance cycle to LTIP Eligible Employees in the ordinary course of business and consistent with past practices with respect to the allocation of awards and otherwise subject to the terms of Section 6.1(f) below and (3) the Company may grant PERS awards for 2010 to the individuals listed on Section 6.1(a)(xv)(D)(3) of the Company Disclosure Schedule, in respect of no more than 104,545 shares, in the ordinary course of business and consistent with past practices with respect to the allocation of awards; provided, however, that the Company or a Subsidiary of the Company may make offers of employment to newly hired non-executive employees in the ordinary course of business consistent with past practice that are not inconsistent with the terms of this subsection (xv);

(xvi)        adopt a plan or agreement of complete or partial liquidation or dissolution of the Company or any of its Significant Subsidiaries;

(xvii)       grant any Lien other than Permitted Liens and except in connection with Indebtedness permitted under Section 6.1(a)(viii);

(xviii)      (A) enter into any Collective Bargaining Agreement or other similar agreement with any labor union, works council or other collective bargaining organization or (B) engage in information and consultation with any works council or similar organization in relation to reductions in force or workforce restructuring, which materially increases the financial obligations of the Company or any of its Subsidiaries;

(xix)         in the case of Subsidiaries of the Company which are organized in jurisdictions other than a state of the United States, make any investment in debt or equity securities issued by the Company or any of its Subsidiaries organized under the laws of a state of the United States;

(xx)          permit any of its Subsidiaries or Affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, any non-U.S. official, in each case, in violation of the FCPA; or

(xxi)         agree, authorize or commit to do any of the foregoing.

(b)           Parent shall not knowingly take or permit any of its Affiliates to take any action that could reasonably be expected to prevent or delay in any material respect the consummation of the Merger.

(c)           If the Company identifies any activities of the Company or any of its Subsidiaries, including those activities of their respective directors, officers, managers, employees, independent contractors, representatives or agents, that the Company reasonably believes (following due inquiry) to be in violation of the FCPA, the Company shall and shall cause each of its Subsidiaries and Affiliates to cease such activities.  The Company shall and shall cause its Subsidiaries and Affiliates to take all actions required by law to remediate any actions taken by the Company, its Subsidiaries or Affiliates, or any of their respective directors, officers, managers, employees, independent contractors, representatives or agents in violation of the FCPA.

(d)           The Company shall (i) give Parent prompt notice of any inquiry, in any form, written or oral, from the PBGC or The Pensions Regulator with respect to any Benefit Plan that is subject to Title IV of ERISA or any Non-U.S. Benefit Plan located in the United Kingdom, as applicable, (ii) permit Parent to participate in all negotiations and proceedings with, or initiated by, such entities, (iii) control such negotiations and any settlements, provided, however, that, without Parent’s consent, which shall not unreasonably be withheld, the Company may not commit itself under this Section 6.1(d) to any material obligations, whether effective prior to or after the Closing; and further provided, that the Company shall cooperate with Parent and shall take all actions reasonably requested to facilitate communication and negotiations, if reasonably determined by Parent to be appropriate, with the trustees of the Foreign Pension Plan in the United Kingdom between the date hereof and the Effective Time.

(e)           The Company agrees that any awards granted pursuant to Section 6.1(a)(xv)(D)(1) above shall vest in equal installments on each of the first four anniversaries and shall provide, and shall require the grantee of such award as a condition to the receipt of such award to agree, that, notwithstanding any provision of this Agreement, any other agreement or plan to the contrary, upon a “change in control” (which shall include the consummation of the transactions contemplated by this Agreement), subject to the grantee remaining employed on such date, the award shall vest pro-rata based on number of months that have elapsed from January 1, 2010 through and including the month in which the change in control occurs relative to 48 months and shall further provide that any portion of the award that is unvested at the time such change in control occurs shall terminate with no consideration due to the grantee.  The portion of the grant document relating to the terms and conditions set forth in this Section 6.1(e) and matters associated therewith shall be subject to the review of and consent by Parent, which shall not be unreasonably withheld.

(f)            The Company agrees that any awards granted pursuant to Section 6.1(a)(xv)(D)(2) above shall vest in equal installments on each of the first two anniversaries and shall provide, and shall require that the grantee of such award as a condition to the receipt of such award to agree, that, notwithstanding any provision of this Agreement, any other agreement or plan to the contrary, upon a “change in control” (which shall include the consummation of the transactions contemplated by this Agreement), subject to the grantee remaining employed on such date, the award shall vest pro-rata based on number of months that have elapsed from January 1, 2010 through and including the month in which the change in control occurs based on target performance and shall further provide that any portion of the award that is unvested at the time such change in control occurs relative to 24 months shall terminate with no consideration due to the grantee.  The Company shall further require that the grantee of such award agree as a condition to the receipt of such award that in no event shall Section 4(d) of the Company’s Long Term Incentive Program apply to such award.  The portion of the grant document relating to the terms and conditions set forth in this Section 6.1(f) and matters associated therewith shall be subject to the review of and consent by Parent, which shall not be unreasonably withheld.

(g)           Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2.          Acquisition Proposals.

(a)           Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York time) on the 46th day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”), shall have the right to:  (i) initiate, solicit and encourage any inquiry or the making of any proposals or offers that constitute Acquisition Proposals, including by way of providing access to non-public information to any Persons pursuant to confidentiality agreements entered into after the date hereof on terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that, notwithstanding the terms of the Confidentiality Agreement, such confidentiality agreements need not prohibit the submission of Acquisition Proposals or amendments thereto to the Company Board in confidence) or, to the extent applicable, pursuant to confidentiality agreements entered into before the date of this Agreement; provided that the Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Sub; and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

(b)           Except as expressly permitted by this Section 6.2, the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ other Representatives to, (i) on the No-Shop Period Start Date, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; and (ii) from the No-Shop Period Start Date until the Effective Time or if earlier, the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal, (C) enter into any agreement or agreement in principle with respect to any Acquisition Proposal, or (D) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.  No later than 2 business days after the No-Shop Period Start Date, the Company shall, if requested by Parent, notify Parent in writing of the number of parties that submitted an Acquisition Proposal prior to the No-Shop Period Start Date.

(c)           Notwithstanding anything to the contrary contained in Section 6.2(b), at any time following the No-Shop Period Start Date and prior to the time, but not after, the Requisite Company Vote is obtained,  if the Company receives a written Acquisition Proposal from any Person, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (A) the Company and its Representatives may provide information in response to a request therefor by such Person if the Company receives from such Person (or has received from such Person) an executed confidentiality agreement on terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that, notwithstanding the terms of the Confidentiality Agreement, such confidentiality agreements need not prohibit the submission of Acquisition Proposals or amendments thereto to the Company Board in confidence), provided that the

Company shall promptly make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously made available to Parent or Merger Sub, (B) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person and (C) after having complied with Section 6.2(e), the Company and the Company Board thereof may adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that (x) prior to taking any action described in clause (A), (B) or (C) above, the Company Board determines in good faith after consultation with outside legal counsel that failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable Law, (y) in each such case referred to in clause (A) or (B) above, the Company Board determines in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (z) in each such case referred to in clause (C) above, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(d)           For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving more than 20% of the total voting power of the capital stock, or more than 20% of the consolidated assets, of the Company or (ii) any other proposal or offer which, if consummated, would result in a direct or indirect acquisition of more than 20% of the total voting power of the capital stock, or more than 20% of the consolidated assets, of the Company, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide Acquisition Proposal involving more than 50% of the total voting power of the capital stock, or more than 50% of the consolidated assets, of the Company that the Company Board has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement.

(e)           Except as set forth in this Section 6.2(e), the Company Board shall not:

(i)            withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger or fail to include the Company Recommendation in the Proxy Statement, or adopt, approve or recommend to propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal;

(ii)           take formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act;

(iii)          cause or permit the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement or a letter of intent or agreement in principle with respect thereto (other than a confidentiality agreement referred to in Section 6.2(a) or Section 6.2(c)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal; or

(iv)          take any action pursuant to Section 8.3(a).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained,  but not after, the Company Board may withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify) the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, or approve, recommend or otherwise declare advisable any Superior Proposal made after the date hereof, if the Company Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law (a “Change of Recommendation”) and may also take action pursuant to Section 8.3(a) of this Agreement; provided that in the case of any Change in Recommendation that is the result of a Superior Proposal or action pursuant to Section 8.3(a) of this Agreement:

(A) the Company shall have provided prior written notice to Parent and Merger Sub, at least three calendar days in advance, of its intention to effect a Change of Recommendation or to take action pursuant to Section 8.3(a), which notice shall specify the identity of the party making such Superior Proposal and the material terms thereof;

(B) after providing such notice and prior to effecting such Change of Recommendation or taking such action pursuant to Section 8.3(a), the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement as would permit the Company not to effect a Change of Recommendation or take such action pursuant to Section 8.3(a) in response to such a Superior Proposal; and

(C) the Company Board of Directors shall have considered in good faith any changes to this Agreement, the Financing Letters and the Guarantees offered in writing by Parent in a manner that would form a binding contract if accepted by the Company and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect.

In the event of any material revisions to such Superior Proposal, the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of this Section 6.2(e) with respect to such new written notice, except that the deadline for such new written notice shall be reduced to one calendar day before the Change of Recommendation or action pursuant to Section 8.3(a) (rather than the three calendar days otherwise contemplated by Section 6.2(e)). None of the Company Board, any committee thereof or the Company itself shall enter into any binding agreement with any Person to limit or not give prior notice to Parent and

Merger Sub of its intention to effect a Change of Recommendation or to terminate this Agreement, in each case, in light of a Superior Proposal.

(f)            Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company).

(g)           From and after the No-Shop Period Start Date, the Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives including, in connection with such notice, a written summary of the material terms and conditions of any proposals or offers that are not made in writing and copies of any requests, proposals or offers, including proposed agreements, of proposals or offers that are made in writing.  From and after the No-Shop Period Start Date, the Company shall keep Parent reasonably informed, on a prompt basis (and, in any event, within 48 hours), of the status and terms of any proposals or offers (including any amendments thereto) and the status of any discussions, negotiations or developments, including any change in the Company’s intentions as previously notified, regarding any Acquisition Proposal (whether made before, on or after the No-Shop Period Start Date).

6.3.          Proxy Statement.  (a)  The Company shall prepare and file with the SEC, as promptly as practicable following the date hereof, a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”).  The Company agrees, as to itself and its Subsidiaries, that, at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting, (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement.  The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC and the Company shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement; provided, that the Company shall not be required to mail the Proxy Statement prior to the No-Shop Period Start Date.

(c)           Subject to applicable Law, notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response and shall in good faith consider for inclusion in such document or response comments reasonably proposed by Parent.

6.4.          Stockholders Meeting.  Subject to Section 6.3(a) and unless this Agreement has been terminated pursuant to Article VIII, the Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all reasonable action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as practicable after the date of mailing of the Proxy Statement to consider and vote upon the adoption of this Agreement; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Stockholders Meeting (i) with the consent of Parent; (ii) for the absence of a quorum; (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting; or (iv) the Company has provided a written notice to Parent and Merger Sub pursuant to Section 6.2(e)(A) hereof and the deadline contemplated by Section 6.2(e)(A) with respect to such notice has not been reached.  Subject to Section 6.2, the Company Board shall recommend such adoption and shall take all reasonable lawful action to solicit such adoption of this Agreement.

6.5.          Filings; Other Actions; Notification.  (a)  Cooperation.  Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including under the HSR Act, the ECMR and any other applicable Antitrust Law.  In furtherance of and not in limitation of the foregoing, Parent and the Company each shall file (i) the initial pre-merger notifications with respect to this Agreement and the transactions contemplated herein required under the HSR Act (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party except to outside counsel of each party) no later than ten business days after the date of this Agreement and (ii) a merger notification under the ECMR (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party except to outside counsel of each party) as promptly as reasonably practicable after the date of this Agreement.  The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act, the ECMR and any other applicable Antitrust Law.  Neither Parent nor the Company will withdraw its initial filing under the HSR Act or the ECMR nor refile it unless the other party has consented in advance to such withdrawal and refiling.  Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement).  In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.  Nothing in this Agreement shall require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing.  For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the ECMR, Foreign Antitrust Laws, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b)           Information.  Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, including under the HSR Act, the ECMR and any other applicable Antitrust Law.

(c)           Status.  Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement.  Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(d)           Antitrust Matters.  Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.5, each of the Company (in the case of Subsections 6.5(d)(i) and (iii) set forth below) and Parent (in all cases set forth below) agrees to take or cause to be taken the following actions:

(i)            the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law (a “Governmental Antitrust Entity”) of non-privileged information and documents requested by any such Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;

(ii)           the prompt use of its reasonable best efforts to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, investigation or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the proffer and agreement by Parent of its willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, disposal and holding separate of, such assets, categories of assets or businesses or other segments of the Company or Parent or either’s respective Subsidiaries or Affiliates (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto) if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any investigation or proceeding in any forum or (y) issuance or enactment of any order, decree, decision, determination, judgment or Law that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger by any Governmental Entity; provided, that, with respect to any Antitrust Law other than the HSR Act, Parent shall not be required to take any such actions that would reasonably be expected to be material relative to the aggregate Per Share Merger Consideration payable hereunder; and

(iii)          the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this Section 6.5(d)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement; provided, that, with respect to any Antitrust Law other than the HSR Act, Parent shall not be required to take any such actions that would reasonably be expected to be material relative to the aggregate Per Share Merger Consideration payable hereunder.

6.6.          Access and Reports.  (a) Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford to the officers and other authorized Representatives of Parent, potential sources of capital and any rating agencies and prospective lenders and investors reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any information of the Company or any of its Subsidiaries that would in the reasonable judgment of the Company waive the protection of attorney-client privilege if the Company shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege, or (iii) to disclose any sensitive or personal information that would expose the Company to the risk of liability.  Without limiting the generality of this Section 6.6, from the date of this Agreement until the Effective Time (or the termination of this Agreement in accordance with its terms), the Company will furnish to Parent promptly after becoming available, monthly financial statements including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date as well as any update of its outlook for the quarter or the balance of the fiscal year as it may prepare for management’s internal use.  All such information shall be governed by the terms of the Confidentiality Agreement; provided, that notwithstanding the terms of the Confidentiality Agreement, Parent may provide such information to potential sources of capital and to rating agencies and prospective lenders and investors during syndication of the Available Financing subject to the execution of customary confidentiality agreements with such Persons regarding such information, with the Company being named as an express third party beneficiary with rights of enforcement under such confidentiality agreements.

(b)           The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or otherwise affecting such party of any of its Subsidiaries which relate to the transactions contemplated by this Agreement, and (iii) if such party becomes aware of any facts or circumstances that such party believes do, or with the passage of time are reasonably likely to, constitute a breach of this Agreement by the other party.

6.7.          Stock Exchange De-listing.  Parent shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

6.8.          Publicity.  The initial press release regarding the Merger shall be a joint press release and thereafter (unless and until a Change of Recommendation has occurred or in connection with Section 6.2(f)) the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the

Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9.          Employee Benefits.

(a)           Parent agrees that, during the period commencing at the Effective Time and ending on the eighteenth month anniversary of the Effective Time, the employees of the Company and its Subsidiaries who are employed by the Company or any of its Subsidiaries immediately prior to the Effective Time will be provided with (i) base salary or wage rate and annual bonus opportunities which are no less than the base salary and bonus opportunities provided by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) pension and welfare and fringe benefits and perquisites that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries immediately prior to the Effective Time and (iii) severance benefits that are no less favorable than the practice, program or arrangement in effect immediately prior to the Effective Time with respect to such employees.

(b)           Parent will cause any employee benefit plans which the employees of the Company and its Subsidiaries are entitled to participate in to take into account for purposes of eligibility, vesting, level of benefits and benefit accrual thereunder (other than for benefit accruals under defined benefit pension plans), service by employees of the Company and its Subsidiaries as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company (except to the extent it would result in a duplication of benefits).

(c)           To the extent permitted under applicable Law, with respect to any employee benefit plans maintained for the benefit of the employees, Parent will cause the Company and its Subsidiaries to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable plans of the Company and its Subsidiaries and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees during the calendar year in which Effective Time occurs under similar plans maintained by the Company and its Subsidiaries.

(d)           Parent shall, and shall cause the Surviving Corporation and any successor thereto to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under the agreements identified in Section 6.9(d) of the Company Disclosure Schedule in accordance with the terms of such agreements and giving effect to the terms set forth in Section 6.1(e) and (f) of this Agreement.

(e)           Immediately prior to the Effective Time, the Company will pay each participant in the Company Executive Annual Incentive Plan, excluding the Company Performance Restricted Stock Incentive Plan thereunder (the “Bonus Plan”), who remains employed through the Effective Time for the year in which the Effective Time occurs, a cash amount equal to the product of (x) the annual bonus award earned by participants for the year in which the Effective Time occurs under the Bonus Plan (assuming a full year of performance) that is based upon actual performance as reasonably determined by the Company, if the Closing occurs in 2009, and target performance, if the Closing occurs in 2010 and (y) a fraction, the numerator of which is the number of days elapsed in the plan year from the commencement of the plan year until the date on which the Effective Time occurs and the denominator of which is 365, provided, however, such pro rata bonus will not be paid to any employee who does not agree in writing to a corresponding reduction of any pro rata bonus entitlement due to the employee in the calendar year in which the Effective Time occurs under an employment agreement, change in control agreement or other Benefit Plan, which provides for payment of pro rata bonus upon an involuntary termination.  Following the payment of pro rata bonuses as provided in the preceding sentence (the “Pro Rata Bonus”), Parent will cause the Company to (A) maintain a bonus plan for the remainder of the year in which the Effective Time occurs on the same terms and conditions and pursuant to the same targets and performance measures as were in effect for such entire year and (B) pay bonuses within two and a half months following the end of such year in an amount equal to the excess, if any, of (i) the annual bonus that was earned by the participants for the calendar year under the bonus plan described in clause (A) above taking into account the entire calendar year over (ii) any Pro Rata Bonus previously paid in respect of such year (but not below zero).  If the Effective Time occurs in 2010, the Company shall be permitted, prior to the Effective Time, (I) to pay annual bonuses for 2009 in an amount equal to the annual bonus earned by participants for the 2009 calendar year in accordance with the terms of the Bonus Plan, (II) calculate performance of PERS awards granted with respect to 2009 based on performance through 2009 and (III) subject to prior consultation with Parent, establish bonus targets, maximums and performance goals under the Bonus Plan for 2010 in the ordinary course of business consistent with past practice and otherwise consistent with the management plan presented to Parent on October 6, 2009.

(f)            If the Effective Time occurs in 2010, the Company shall be permitted, prior to the Effective Time, to calculate performance under the Company’s Long Term Incentive Program for the period ending in 2009 based on the performance through 2009.

(g)           To the extent the payout of awards under the Long Term Incentive Program with respect to the 2009-2010 performance cycle (or if the Effective Time occurs in 2009, with respect to the 2008-2009 performance cycle) in connection with the transactions contemplated by this Agreement are at a level which is less than the maximum amount with respect to such awards, the Company shall be permitted, with Parent’s consent, which shall not be unreasonably withheld, to implement a mechanism to permit employees to earn up to the maximum amount based on the Company’s actual performance over the remainder of the existing performance period, subject to their continued employment; provided that any amounts that are earned in connection with the remainder of the performance period shall only be paid to plan participants in cash.

(h)           On or prior to the Effective Time, the Company shall establish and fund (in accordance with the terms of the underlying plans) the rabbi trusts that are contemplated by the Benefit Plans.  The Company shall provide Parent with copies of all documentation related to such rabbi trusts and shall give Parent the reasonable opportunity to review and comment upon such documentation prior to the adoption thereof.  The Company agrees to take all actions and seek all approvals that are necessary to consent to any amendments to any employment or change in control agreements or Benefit Plans that are negotiated by employees of the Company or its Subsidiaries and Parent with respect to the funding of any obligation thereunder, including without limitation, any rabbi trust.

(i)            Parent hereby acknowledges that a “change in control” or “change of control” within the meaning of each Benefit Plan will occur upon the Effective Time.

(j)            Notwithstanding anything contained in the Agreement to the contrary, no provision of this Agreement is intended to, or does (i) prohibit the Surviving Corporation or its Affiliates from amending or terminating any Benefit Plan in accordance with its terms and applicable Law, (ii) require the Surviving Corporation to keep any person employed for any period of time, or (iii) constitute the establishment or adoption of, or amendment to, any Benefit Plan, and no person participating in any such Benefit Plan maintained by either the Company or Parent shall have any claim or cause of action, under ERISA or otherwise, in respect of any provisions of this Agreement as it relates to any such Benefit Plan or otherwise.

6.10.        Expenses.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article IV, and Parent shall reimburse the Surviving Corporation for such charges and expenses.  Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except (a) Parent shall reimburse the Company for 50% of the expenses incurred by the Company in connection with the filing fee for the Proxy Statement and printing and mailing the Proxy Statement, (b) Parent’s reimbursement obligations pursuant to Section 6.14(b), (c) Parent’s indemnification obligations pursuant to Section 6.14(b) and (d) Parent’s reimbursement and indemnification obligations pursuant to Section 6.14(d); provided, that (x) Parent’s cumulative liability for reimbursement under the preceding clauses (a) and (b) and (y) any direct expenses incurred by Parent or Merger Sub in connection with its obligations pursuant to Section 6.14 (which for avoidance of doubt shall not include the reimbursement or indemnification obligations pursuant to Section 6.14) shall not exceed $6,000,000 in the aggregate.  Any amounts that may be owed by Parent for reimbursement pursuant to clauses (a) and (b) of the preceding sentence shall be payable in one lump-sum following final calculation and documentation (in a manner reasonably satisfactory to Parent) of the total amount of such fees and expenses incurred; provided, however, that, notwithstanding anything herein to the contrary, Parent shall have no further liability for reimbursement under clauses (a) and (b) above after such time, if any, as Parent has paid the Parent Fee in accordance with Section 8.5.

6.11.        Indemnification; Directors’ and Officers’ Insurance.  (a)  From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.

(b)           Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company or the Surviving Corporation expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance.  If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)           If Parent or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(d)           The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e)           The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.  All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws of the Company or of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

6.12.        Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13.        Parent Vote.  Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares and any shares of common stock of Merger Sub beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption of this Agreement at any meeting of stockholders of the Company or Merger Sub, respectively, at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of either the Company or Merger Sub by consent in lieu of a meeting).

6.14.        Financing.  (a)  Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Letters and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Letters, if such amendment, modification or waiver (x) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount unless the Equity Financing is increased by a corresponding amount) or (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (I) delay or prevent the Closing Date, (II) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (III) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto.  For purposes of this Section 6.14, references to “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended or modified by this Section 6.14(a) and references to “Financing Letters” or “Debt Commitment Letter” shall include such documents as permitted to be amended or modified by this Section 6.14(a).  Each of Parent and Merger Sub shall use its reasonable best efforts (I) to maintain in effect the Financing Letters, to execute and deliver the Senior Secured Loan Agreement and the Unsecured Term Loan Agreement (each as defined in the Debt Commitment Letter) and to negotiate all other definitive agreements with respect to the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter and related fee letters, (II) to satisfy all conditions to such definitive agreements and consummate the Financing at or prior to the Closing, and (III) to comply with its obligations under the Financing Letters.  Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company copies of all definitive documents related to the Financing.  Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice: (i) of any breach or default by any party to any Financing Letters or definitive document related to the Financing of which Parent and Merger Sub become aware; (ii) of the receipt of any written notice or other written communication from any Financing source with respect to any: (A) breach, default, termination or repudiation by any party to any Financing Letters or any definitive document related to the Financing of any provisions of the Financing Letters or any definitive document related to the Financing or (B) material dispute or disagreement between or among any parties to any Financing Letters or any definitive document related to the Financing; and (iii) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or the definitive documents related to the Financing; provided, that Parent and Merger Sub shall be under no obligation to disclose any information that is subject to an attorney-client or similar privilege if Parent and Merger Sub shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.  As soon as reasonably practicable, but in any event within 5 days of the date the Company delivers Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.  Parent and Merger Sub shall use their reasonable best efforts to cause the lenders and any other Persons providing Financing to fund on the Closing Date the Financing required to consummate the Merger and the other transactions contemplated by this Agreement if all conditions to closing contained in Article VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions).  For the avoidance of doubt, in the event that all or any portion of the Debt Financing to be obtained through the issuance of Notes as contemplated by the Debt Commitment Letter has not been obtained on or prior to the Closing, then Parent shall use its reasonable best efforts to cause, no later than the Closing, the proceeds of the Unsecured Term Loans contemplated by the Debt Commitment Letter to be used to replace such portion of the Notes not issued at Closing.  Parent and Merger Sub acknowledge and agree that the obtaining of the Financing is not a condition to Closing.  For the avoidance of doubt, if the Financing has not been obtained, Parent and Merger Sub shall continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in Article VII,  to consummate the Merger and the other transactions contemplated by this Agreement.  Notwithstanding anything contained in this Section 6.14 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required (1) to amend or waive any of the terms or conditions hereof or (2) to consummate the Closing any earlier than the final day of the Marketing Period.

(b)           Prior to the Closing Date, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole expense, all cooperation reasonably requested by Parent in connection with the arrangement of the Financing (including, for the avoidance of doubt, any issuance of Notes contemplated by the Debt Commitment Letter) or any permitted amended or modified financing (collectively with the Financing, the “Available Financing”) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) furnishing Parent and Merger Sub and their Financing sources as promptly as practicable with all financial statements required to be delivered pursuant to clause A.2 (Financial Statements) of Annex E of the Debt Commitment Letter, other than pro forma financial statements unless Parent or Merger Sub has provided the Company information relating to pro forma adjustments at least 30 days prior to the date pro forma financial statements are required to be delivered (without giving effect to any qualification therein with respect to receipt by Parent or Merger Sub); (ii) furnishing Parent and Merger Sub and their Financing sources as promptly as practicable with information relating to the Company and its Subsidiaries to the extent reasonably requested by Parent to prepare the Confidential Information Memorandum and the Lender Presentation contemplated by the Debt Commitment Letter (information required pursuant to this clause (ii) being referred to as the “Required Bank Information”), (iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Available Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing (it being understood that no participation in any road shows shall be required), (iv) using reasonable best efforts to obtain accountant’s comfort letters and legal opinions reasonably requested by Parent, (v) using commercially reasonable efforts to obtain surveys and title insurance reasonably requested by Parent, (vi) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time, (vii) executing and delivering any pledge and security documents, other definitive financing documents or other certificates, or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company with respect to solvency matters as provided in clause A.4(vi) of Annex E of the Debt Commitment Letter and consents of accountants for use of their reports in any material relating to the Available Financing), (viii) providing authorization letters to the Financing sources authorizing the distribution of information to prospective lenders and containing a customary representation to the arranger of the Available Financing that the information contained in the Confidential Information Memorandum contemplated by the Debt Commitment Letter does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which made they were made, not misleading and, in the case of the public-side version, containing a representation to the arranger of the Available Financing that such public-side version does not include material non-public information about the Company and its Subsidiaries, (ix) cooperating reasonably with Parent’s Financing sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company, (x) using its reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date, including in the case of the Company’s existing privately placed notes referred to in Section 5.1(d)(i) of the Company Disclosure Schedule, (A) to seek a waiver of any prior notice requirement relating to any redemption on the Closing Date from the required lenders under each such notes issuance (it being understood that the Company’s obligation to make any payments to obtain that waiver will not arise until and will be conditioned on occurrence of the Effective Time) and/or (B) to establish arrangements to be effective at the Closing to provide at Closing 30 days’ irrevocable notice for the redemption of such notes and to deposit at the Closing (to the extent received as proceeds from the Financing) the redemption proceeds for such redemption in escrow for the benefit of the holders of such notes, (xi) using its reasonable best efforts to permit any cash and marketable securities of the Company and its Subsidiaries that can, without violating Law or incurring material Taxes, reasonably be made available to pay a portion of the aggregate per Share Merger Consideration to be made available for that purpose at the Closing (it being understood that neither the Company nor any of its Representatives have made any representations about how much that cash and marketable securities will be), (xii) assisting in (A) the preparation of and entering into one or more credit agreements or purchase agreements or other agreements on the terms contemplated by the Debt Commitment Letter or, if applicable, on the terms contemplated by the Available Financing, and currency or interest hedging agreements as reasonably requested by Parent or Merger Sub or (B) the amendment of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements on terms reasonably requested by Parent or Merger Sub; provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time, and (xiii) assisting with the preparation of the Confidential Information Memorandum, the Lender Presentation and one rating agency presentation for each of Moody’s Investor Services and Standard & Poor’s Ratings Group, a division of the McGraw Hill Corporation; provided that (A) any Confidential Information Memorandum and the Lender Presentation need not be issued by the Company or any of its Subsidiaries and (B) any Confidential Information Memorandum and the Lender Presentation shall contain disclosure reflecting the Surviving Corporation and/or its Subsidiaries as the obligor.  Notwithstanding the foregoing, (A) no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time and (B) none of the Company or any of its Subsidiaries shall be required to bear any cost or expense or to pay any commitment or other similar fee in connection with the Available Financing prior to the Effective Time.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.  All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 6.14(b) shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to potential sources of capital and to rating agencies and prospective lenders and investors during syndication of the Available Financing subject to the potential sources of capital, prospective lenders and investors entering into customary confidentiality undertakings with respect to such information, with the Company being a beneficiary of such confidentiality undertakings.  Parent shall promptly, upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.14, subject to the cap in Section 6.10, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them of any type in connection with the arrangement of any Available Financing and any information used in connection therewith, and the foregoing obligations shall survive termination of this Agreement.

(c)           On or prior to five business days prior to the Closing Date, the Company shall furnish Parent and Merger Sub and their Financing sources as promptly as practicable with all financial and other pertinent information with respect to the Company and its Subsidiaries as may be reasonably requested by Parent in order to prepare the offering memorandum and private placement memorandum referred to in clause A.5 in Annex E to the Commitment Letter in order to consummate the offering of the Notes contemplated by the Debt Commitment Letter on the Closing Date, including all financial statements and financial data (provided that in the case of pro forma financial statements all information related to pro forma adjustments shall have been provided by Parent or Merger Sub at least 30 days prior to when pro forma financial statements are required to be provided) that are customarily included in a preliminary offering memorandum for a high-yield debt securities offering (including all financial data that would be reasonably required to enable the independent registered public accountants of the Company and its Subsidiaries to render a customary “comfort letter” (including customary “negative assurances”)) (information required pursuant to this clause being referred to as the “Required Notes Information”); provided, that if the Company shall in good faith reasonably believe it has delivered the Required Notes Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Notes Information shall be deemed to have been delivered on the date of such notice unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Notes Information and, within four business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Notes Information the Company has not delivered).

(d)           Subject to applicable Law, the Company shall use commercially reasonable efforts, upon the reasonable request of Merger Sub, to take any action reasonably requested by Merger Sub in connection with its strategic planning; provided, however, that (i) the Company shall not be required to take any action in contravention of any organizational document or other Contract relating to it or any of its Subsidiaries, (ii) any such actions or transactions shall be conditioned upon the Closing occurring, (iii) any and all such actions shall not constitute a breach by the Company of any representation, warranty or covenant made by the Company pursuant to this Agreement, (iv) no such actions shall subject the Company, any of its Subsidiaries or any of their respective directors, officers, employees, affiliates, advisors, agents or representatives to any potential liability prior to the Effective Time or any potential criminal liability (at any time) and (v) the Company shall not be required to take any action that could reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement or make the funding of the Financing (or satisfaction of the conditions to obtain the Financing) less likely to occur.  If the Closing is not consummated, Merger Sub shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs incurred by the Company in connection with any actions taken by the Company in accordance with this Section 6.14(d).  Notwithstanding anything in this Section 6.14(d) to the contrary, the Company shall not be required to take any action prior to the Closing under this Section 6.14(d), unless Merger Sub shall have agreed to indemnify and hold harmless the Company, any of its Subsidiaries or any of their respective directors, officers, employees, affiliates, advisors, agents or representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with such actions.

6.15.        Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated hereby by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

6.16.        Parent and Merger Sub Expenditure.  Between the date of this Agreement and the Closing, Parent and Merger Sub shall not expend funds other than in connection with the Transactions and the payment of related expenses.

ARTICLE VII

Conditions

7.1.          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b)           Regulatory Consents.  (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated; (ii) all required approvals by the European Commission and, if applicable, any member state of the European Union, in each case, applicable to the Merger under applicable Law shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired; and (iii) all approvals, consents and consultations required to consummate the Merger pursuant to any Foreign Antitrust Law or any other Law shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired, except, in the case of jurisdictions not listed on Schedule 7.1(b), if failure to obtain such approval, consent or consultation or failure of such waiting period to terminate or expire would not, individually or in the aggregate, reasonably be likely to have a material adverse effect on Parent and its Subsidiaries following the Effective Time and would not subject the Company, Merger Sub, the Surviving Corporation, Parent or any of their respective Subsidiaries or any director, officer or employee of any of the foregoing to risk of criminal liability; and the expiration of such waiting periods and receipt of such approvals in respect of any Antitrust Law other than the HSR Act shall not require Parent to take any actions inconsistent with the proviso to Sections 6.5(d)(ii) and (iii).

(c)           Orders.  No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or otherwise makes the consummation of the Merger illegal (collectively, an “Order”).

7.2.          Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company (i) set forth in Sections 5.1(e)(iv), 5.1(f)(ii) and 5.1(j) shall be true and correct as of the Closing Date as if made on and as of the Closing Date, (ii) set forth in Sections 5.1(b)(i), 5.1(r) and 5.1(s)(i)(F) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date) (subject, in the case of the representations and warranties set forth in Sections 5.1(b)(i), 5.1(r) and 5.1(s)(i)(F), to such inaccuracies as do not in the aggregate exceed $35 million), (iii) set forth in Section 5.1(o) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date) and (iv) set forth in this Agreement other than those Sections specifically identified in clause (i), (ii) or (iii) of this paragraph and disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except, in the case of this clause (iv), where the failure to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date (it being understood that the Company’s obligations set forth in Section 6.14(c) shall be deemed not to have been performed in all material respects if the Company’s failure to provide Required Notes Information reasonably requested by Parent shall have caused Parent to fail to satisfy the condition set forth in clause A.5 in Annex E to the Debt Commitment Letter), and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(c)           FIRPTA Certificate.  The Company shall have delivered to Parent a properly completed and executed certificate to the effect that the Common Stock of the Company is not a U.S. real property interest (such certificate in the form required by Treasury Regulation Section 1.1445-2(c)(3)).

7.3.          Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  (i)  The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that such officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

(c)           Solvency Letter.  Parent shall have delivered to the Company a solvency certificate substantially similar in form and substance to the solvency certificate to be delivered to the lenders pursuant to the Debt Commitment Letter or any agreements entered into in connection with the Debt Financing.

7.4.          Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by and subject to Sections 6.5 and 6.14.

ARTICLE VIII

Termination

8.1.          Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2.          Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Parent board of directors or the Company Board if:

(a)           the Merger shall not have been consummated by May 26, 2010, whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(b)           the Stockholders Meeting shall have been held and completed and adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) shall not have been obtained at such Stockholders Meeting or at any adjournment or postponement thereof; or

(c)           any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of this Agreement by the stockholders of the Company referred to in Section 7.1(a)); provided, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party if the enactment, issuance, promulgation, enforcement or entry of such Order, or the Order becoming final and non appealable, was primarily due to the failure of such party to perform any of its obligations under this Agreement.

8.3.          Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned by the Company:

(a)           at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) immediately prior to or concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal, and (iii) the Company immediately prior to or concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5; provided, however, that (A) the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.3(a) with respect to any Superior Proposal unless the Company has complied with the requirements of Section 6.2(e) that the Company is required to satisfy before taking action pursuant to this Section 8.3(a); or

(b)           if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation shall have become untrue after the date of this Agreement, which breach or failure to be true (i) would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) (x) cannot be cured by Parent or Merger Sub by the Termination Date or (y) if capable of being cured, shall not have been cured (A) within 30 calendar days following receipt of written notice from the Company of such breach or (B) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(b) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Sections 7.2(a) or 7.2(b) not being satisfied; or

(c)           if all of the conditions set forth in Sections 7.1 and 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the

Closing), and Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement within two business days following the date the Closing should have occurred pursuant to Section 1.2 and the Company stood ready and willing to consummate during such period; provided, that during such period of two business days following the date the Closing should have occurred pursuant to Section 1.2, no party shall be entitled to terminate this Agreement pursuant to Section 8.2(a).

8.4.          Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if:

(a)           the Company Board shall have made a Change of Recommendation or shall have approved or recommended to the stockholders of the Company an Acquisition Proposal, or the Company fails to include the Company Recommendation in the Proxy Statement; or

(b)           if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement or any such representation shall have become untrue after the date of this Agreement, which breach or failure to be true (i) would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) (x) cannot be cured by the Company by the Termination Date or (y) if capable of being cured, shall not have been cured (A) within 30 calendar days following receipt of written notice from the Parent of such breach or (B) any shorter period of time that remains between the date the Parent provides written notice of such breach and the Termination Date; provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Sections 7.3(a) or 7.3(b) not being satisfied.

(c)           if the Company shall have materially breached or failed to perform its obligations set forth in Section 6.2, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) and (ii) cannot be cured by the Company by the Termination Date or if capable of being cured, shall not have been cured (A) within 5 business days following receipt of written notice from the Parent of such breach or (B) any shorter period of time that remains between the date the Parent provides written notice of such breach and the Termination Date; provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(c) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Sections 7.3(a) or (b) not being satisfied.

8.5.          Effect of Termination and Abandonment.  (a)  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) except as otherwise provided herein, no such termination shall relieve any party hereto of any liability to pay the Termination Fee or Parent Fee pursuant to this Section 8.5, and (ii) the provisions set forth in the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b)           In the event that:

(i)            either (x) (I) before obtaining the Requisite Company Vote, this Agreement is terminated pursuant to Section 8.2(a) (the section relating to the Termination Date) or Section 8.2(b) (the section relating to failure to receive stockholder approval), (II) any Person shall have made a bona fide Acquisition Proposal after the date of this Agreement but prior to such termination, and such Acquisition Proposal shall not have been publicly withdrawn prior to such termination or, with respect to a termination pursuant to Section 8.2(b), prior to the Stockholders Meeting, and (III) within 12 months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal and such Acquisition Proposal is consummated (provided that for purposes of this clause (III) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”) or (y) (I) this Agreement is terminated pursuant to Section 8.4(c) (the section relating to breach of the Acquisition Proposals covenant), and (II) within 12 months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal and such Acquisition Proposal is consummated (provided that for purposes of this clause (II) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii)           this Agreement is terminated by Parent pursuant to Section 8.4(a) (the section relating to a Change of Recommendation); or

(iii)          this Agreement is terminated by the Company pursuant to Section 8.3(a) (the section relating to an Alternative Acquisition Agreement);

then the Company shall promptly, but in no event later than five business days after the date of such termination (or, in the case of clause (i) above, within five business days after the date on which the Company enters into the agreement or consummates, approves or recommends the Acquisition Proposal referred to in subclause (i)(z) above), (A) pay Parent or its designees all out-of-pocket fees and expenses incurred by Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby, including the Financing (provided that such expenses are documented by Parent in a manner reasonably satisfactory to the Company); provided that the Company shall not be required to pay more than an aggregate of $5 million pursuant to this Section 8.5(b)(A); and (B) pay Parent the Termination Fee (as defined below) by wire transfer of same day funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion).  “Termination Fee” shall mean an amount equal to $80 million if the Termination Fee becomes payable in connection with an Alternate Acquisition Agreement entered into prior to the No-Shop Period Start Date and shall mean an amount equal to $115 million in all other circumstances.

(c)           In the event that this Agreement is terminated pursuant to:

(i)            Section 8.3(b) (the section relating to material breach by Parent or Merger Sub); or

(ii)           Section 8.3(c) (the section relating to failure to consummate on the closing date specified by Section 1.2);

then Parent shall promptly, but in no event later than five business days after the date of such termination, pay or cause to be paid to the Company by wire transfer of same day funds (it being understood that in no event shall Parent be required to pay the Parent Fee on more than one occasion) an amount equal to (x) $275 million (the “Parent Fee”) minus (y) the sum of (A) amounts paid by Parent for its reimbursement obligations described in the clauses (a) and (b) of Section 6.10 and (B) any direct expenses incurred by Parent or Merger Sub in connection with its obligations pursuant to Section 6.14 (which for avoidance of doubt shall not include the reimbursement or indemnification obligations pursuant to Section 6.14); provided that the sum of (A) and (B) shall not exceed $6 million.

(d)           The parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b) or Parent fails to promptly pay the amount due pursuant to Section 8.5(c), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.5(c) or any portion thereof, the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.  Notwithstanding anything to the contrary in this Agreement, (i) the Company’s receipt of the Parent Fee from Parent pursuant to this Section 8.5 and the reimbursement and indemnification obligations of Parent under Sections 6.14(b) and 6.14(d) hereof or the guarantee thereof pursuant to the Guarantees shall, subject to Section 9.5(c), be the sole and exclusive remedy of the Company and its Subsidiaries against the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of the Guarantors, Parent or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent or assignee of any of the foregoing for any loss suffered as a result of any breach of any covenant or agreement or the failure of the Merger to be consummated, and upon payment of such amounts, none of the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of the Guarantors, Parent or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent or assignee of any of the foregoing shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Parent shall also be obligated with respect to the first sentence of this Section 8.5(d) and the indemnification and reimbursement obligations of Parent contained in Sections 6.14(b) and 6.14(d) and (ii) Parent’s receipt of the Termination Fee from the Company pursuant to this Section 8.5 shall, subject to Section 9.5(c), be the sole and exclusive remedy of Parent, Merger Sub, the Guarantors and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents for any loss suffered as a result of any breach of any covenant or agreement or the failure of the Merger to be consummated, and upon payment of such amounts, none of the Company, its Subsidiaries or any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to the first sentence of this Section 8.5(d)).  For the avoidance of doubt, subject to Section 9.5(c), (1) under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Parent Fee, (2) under no circumstances will Parent be entitled to monetary damages in excess of the amount of the Termination Fee and (3) while the Company may pursue both a grant of specific performance and the payment of the Parent Fee under Section 8.5(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Parent Fee.

ARTICLE IX

Miscellaneous and General

9.1.          Survival.  This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.10 (Expenses), 6.11 (Indemnification; Directors’ and Officers’ Insurance) and the indemnification and reimbursement obligations of Parent pursuant to Sections 6.14(b) and 6.14(d) (Financing) shall survive the consummation of the Merger.  This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses), the indemnification and reimbursement provisions of Sections 6.14(b) and 6.14(d) (Financing) and Section 8.5 (Effect of Termination and Abandonment), the Confidentiality Agreement and the Guarantees shall survive the termination of this Agreement (in the case of the Confidentiality Agreement and the Guarantees, subject to the terms thereof).  All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2.          Modification or Amendment.  Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

9.3.          Waiver of Conditions.  The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4.          Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5.          GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.  (a)  THE AGREEMENT SHALL BE GOVERNED BY AND

CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.  Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.6 of this Agreement.  Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement, the Financing Letters or the transactions contemplated hereby.

(b)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c)           The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.  Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to seek specific performance of Parent’s obligation to cause the Equity Financing to be funded to fund the Merger only in the event that (i) all conditions in Sections 7.1 and 7.2 have been satisfied (or, with respect to certificates to be delivered at the Closing, are capable of being satisfied upon the Closing) at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded, (ii) the financing provided for by the Debt Commitment Letters (or, if alternative financing is being used in accordance with Section 6.14, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing pursuant to Article II will occur. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

9.6.          Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to Parent or Merger Sub:

c/o TPG Capital, L.P.
345 California Street, Suite 3300
San Francisco, CA 94104
Attention: Clive Bode
fax: (415) 743-1503
email: cbode@tpg.com

with a copy to:

CPP Investment Board
One Queen Street East, Suite 2600
Toronto, Ontario
M5C 2W5
Canada
Attention: Andre Bourbonnais
fax: (416) 868-8684
email: abourbonnais@cppib.ca

and a copy to:

Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Attention: Alfred O. Rose
Facsimile: 617-951-7050
email: alfred.rose@ropesgray.com

If to the Company:

IMS Health Incorporated
901 Main Avenue
Norwalk, Connecticut 06851
Attention: General Counsel
fax: (203) 845-5302
email: Hashman@imshealth.com

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: Keith A. Pagnani
Alan J. Sinsheimer
fax: (212) 558-3588
email:	pagnanik@sullcrom.com
sinsheimera@sullcrom.com

and a copy to:

Morris, Nichols, Arsht & Tunnell LLP
1201 North Market Street
P.O. Box 1347
Wilmington DE 19899-1347
Attention: Frederick H. Alexander
fax:	(302) 425-4666
email:	falexander@mnat.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.  Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7.          Entire Agreement.  This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Guarantees and the Confidentiality Agreement, dated October 2, 2009, between TPG Capital, L.P. and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.  EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR

IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8.          No Third Party Beneficiaries.  Except as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and the indemnification and reimbursement obligations of Parent pursuant to Section 6.14(b) (Financing) only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9.          Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10.        Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due.

9.11.        Definitions.  Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12.        Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.13.        Interpretation; Construction.  (a)  The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)           The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)           Each party here has or may have set forth information in its respective Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates.  The fact that any item of information is disclosed in a Disclosure Schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.14.        Assignment.  This Agreement shall not be assignable by operation of law or otherwise; provided, however, that, prior to the mailing of the Proxy Statement to the Company’s stockholders, Parent may designate, by written notice to the Company, another wholly-owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement.  Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

IMS HEALTH INCORPORATED

By:	/s/
Name:
Title:

HEALTHCARE TECHNOLOGY HOLDINGS, INC.

By:	/s/
Name:
Title:

HEALTHCARE TECHNOLOGY ACQUISITION, INC.

By:	/s/
Name:
Title:

ANNEX A

DEFINED TERMS

Terms	Section

Acquisition Proposal	6.2(d)
Affiliate	5.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(e)(iii)
Anti-Bribery Act	5.1(i)(i)
Antitrust Law	6.5(a)
Applicable Date	5.1(e)(i)
Available Financing	6.14(b)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(h)(i)
Bonus Plan	6.9(e)
business day	1.2
Bylaws	2.2
Certificate	4.1(a)
Certificate of Merger	1.3
Change of Recommendation	6.2(e)
Charter	2.1
Chosen Courts	9.5(a)
Closing	1.2
Closing Date	1.2
Code	4.2(g)
Collective Bargaining Agreement	5.1(h)(x)
Common Stock	4.1(a)
Company	Preamble
Company Awards	4.3(e)
Company Board	Recitals
Company Disclosure Schedule	5.1
Company Intellectual Property	5.1(m)(ii)
Company Material Adverse Effect	5.1(a)
Company Option	4.3(a)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company SAR	4.3(b)
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Contract	5.1(d)(i)
Costs	6.11(a)

D&O Insurance	6.11(b)
Debt Financing	5.2(e)(ii)
Debt Commitment Letter	5.2(e)(ii)
DGCL	1.1
Dissenting Shares	4.1(a)
Dissenting Stockholders	4.1(a)
DTC	4.2(b)(iii)
DTC Payment	4.2(b)(iii)
ECMR	5.1(d)(ii)
Effective Time	1.3
Employees	5.1(h)(i)
Environmental Law	5.1(k)
Equity Financing	5.2(e)(ii)
Equity Financing Letter	5.2(e)(ii)
ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(iv)
ERISA Plan	5.1(h)(ii)
Exchange Act	5.1(a)
Exchange Fund	4.2(a)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
FCPA	5.1(i)(i)
Financing	5.2(e)(ii)
Financing Letters	5.2(e)(ii)
Foreign Pension Plan	5.1(h)(vii)
Foreign Antitrust Laws	5.1(d)(ii)
GAAP	5.1(e)(iv)
Governmental Antitrust Entity	6.5(d)(i)
Governmental Entity	5.1(d)(ii)
Guarantee	Recitals
Guarantors	Recitals
Hazardous Substance	5.1(k)
HIPAA	5.1(i)(i)
HSR Act	5.1(d)(ii)
Indebtedness	5.1(s)(i)
Indemnified Parties	6.11(a)
Insurance Policies	5.1(n)
Intellectual Property	5.1(m)
IRS	5.1(h)(ii)
Knowledge	5.1(g)(i)
Laws	5.1(i)(i)
Licenses	5.1(i)(i)
Lien	5.1(b)(i)
LTIP Eligible Employees	6.1(a)(xv)
Marketing Period	1.2
Material Contract	5.1(s)(i)

Merger	Recitals
Merger Sub	Preamble
No-Shop Period Start Date	6.2(a)
Non-U.S. Benefit Plans	5.1(h)(i)
NYSE	5.1(d)(ii)
Order	7.1(c)
Parent	Preamble
Parent Disclosure Schedule	5.2
Parent Fee	8.5
Paying Agent	4.2(a)
Performance RSU	4.3(c)
Permitted Liens	5.1(p)
Person	4.2(d)
PERS awards	5.1(b)(i)
Per Share Merger Consideration	4.1(a)
Preferred Stock	5.1(b)(i)
Privacy Rights	5.1(i)(ii)
Pro Rata Bonus	6.9(e)
Proxy Statement	6.3(a)
Record Holder	4.1(b)
Registered Intellectual Property	5.01(m)(i)
Representatives	6.2(a)
Required Bank Information	6.14(b)
Required Notes Information	6.14(c)
Requisite Company Vote	5.1(c)(i)
Requisite Parent Vote	5.2(b)
RSU	4.3(d)
Sarbanes-Oxley Act	5.1(e)(i)
scheduled documents	5.2(e)(iii)
SEC	5.1
Securities Act	5.1(b)(i)
Series Common Stock	5.1(b)(i)
Share	4.1(a)
Shares	4.1(a)
Significant Subsidiary	5.1(a)
Solvent	5.2(h)
Stock Plans	5.1(b)(i)
Stockholders Meeting	6.4
Subsidiary	5.1(a)
Superior Proposal	6.2(d)
Surviving Corporation	1.1
Takeover Statutes	5.1(j)(ii)
Tax, Taxes	5.1(l)
Tax Return	5.1(l)
Termination Date	8.2(a)
Termination Fee	8.5

The Pensions Regulator	5.1(h)(vii)
Transaction Committee	Recitals
U.S. Benefit Plans	5.1(h)(ii)